SEC MAIL PROCESSING SECTION
RECEIVED
MAY 05 2006
WASH, D.C. 199

P.E. 5/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006 [redacted]

Commission File Number 1-32368

06035448

QUEENSTAKE RESOURCES LTD.

PROCESSED
MAY 12 2006
THOMSON
FINANCIAL

999 18th Street, Suite 2940, Denver, CO 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40 F ☒

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No. ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Ruls 101(b)(7): ✓

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date: May 4, 2006

By [signature]
(Signature)

Dorian L. Nicol, President & CEO

Exhibits

Exhibit 99.1 Technical Report 43-101 dated April 2006

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 5 2006

Queenstake Resources Ltd.

Technical Report
Jerritt Canyon Mine
Elko County, Nevada

Prepared for:

Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, Colorado 80202
303-297-1557

Prepared by:

SRK Consulting
7175 West Jefferson Ave., Suite 3000
Lakewood, Colorado USA 80235

SRK Consulting
Engineers and Scientists

Project Reference No.
149203

April 2006



Technical Report
Jerritt Canyon Mine

Elko County, Nevada

Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, Colorado 80202
303-297-1557

SRK Project Number 149203

SRK Consulting
7175 West Jefferson Ave., Suite 3000
Lakewood, Colorado USA 80235
Tel: +1.303.985.1333
Fax: +1.303.985.9947
E-mail: Denver@srk.com
Web site: www.srk.com

April 2006

Compiled by:
Landy Stinnett
Alva Kuestermeyer
Leah Mach
Valerie Sawyer
Nick Michael

Project Consultants

Endorsed by:
Landy Stinnett

Landy Stinnett

Qualified Person

ROCESSING
SECTION
2006
199
SH., D.C.

Executive Summary (Item 3)

Queenstake Resources Ltd. (Queenstake) engaged SRK Consulting (US), Inc. (SRK) to prepare a Technical Report on the Jerritt Canyon Mine north of Elko, Nevada, to meet the requirements of Canadian National Instrument 43-101 (NI 43-101).

The following SRK personnel contributed to the preparation of the report:

Landy Stinnett, PE, Associate Mining Engineer;

Alva Kuestermeyer, Principal Metallurgist/Mineral Economics,

Leah Mach, CPG, Principal Geologist, Resources, Reserves, Regional Geology, Drilling, Sampling;

Valerie Sawyer, Principal Consultant, Environmental and Permitting Review; and

Nick Michael, Senior Mineral Economist, Economics, Cash Flow and Sensitivity.

Property Description & Accessibility

The Jerritt Canyon Mine is an operating gold property with three underground mines in production. The mines produce feed for a process plant on site. The project is located in Elko County, Nevada about 50 miles north of Elko and is accessed by paved state highway and private access road. The property is wholly owned by Queenstake since June 30, 2003, when it was purchased from the previous owner, a joint venture between Anglo Gold and Meridian Gold.

History

Gold mineralization was originally discovered at Jerritt Canyon in 1972 by FMC geologists during an antimony exploration program. Mining commenced in 1981 and has continued without interruption since then. Ore was produced from open pits from 1981 through 1999. Underground mining started in 1993 and is the current source of mill feed. The land position covers over 110 square miles.

Tens of thousands of holes have been drilled on the property since the 1970's. Resource areas adjacent to the mines show potential for expansion and development to reserve status. In addition to the near-mine resource, several areas on the land package are in the resource category.

Geology

The regional geology of the Jerritt Canyon Mine consists of four distinct Paleozoic sedimentary sequences: the western facies, or upper plate of the Roberts Mountains thrust, the eastern facies, or lower plate of the Roberts Mountains thrust, the Schoonover sequence, and the Antler overlap sequence.

The rocks are cut by Pennsylvanian basalt dikes, Eocene basalt and quartz monzonite dikes, and Miocene basalt dikes. The structural fabric in the district consists of two dominant fault trends, west-northwest trending and north-northeast-trending.

Mineralization

Gold mineralization at Jerritt Canyon is hosted by the Hansen Creek Formation and the base of the Roberts Mountains Formation in the lower plate of the Roberts Mountains thrust. Gold mineralization is structurally controlled by high angle west-northwest and north-northeast trending structures that acted as conduits for mineralizing fluids. Much of the more continuous gold mineralization occurs within the favorable stratigraphic intervals at the intersection of the two sets of high angle structures. The deposits are Carlin-type, sediment-hosted gold mineralization within carbonaceous sediments. The gold occurs as very fine-grained micron-sized particles in carbonates and fine-grained, calcareous, clastic sedimentary rocks.

Production History

The Jerritt Canyon Mine started up in 1981 as an open pit mine, and production from open pits continued through 1999. The first underground mine was started in 1993 and the operation currently consists of production from three underground mines (Murray, Smith, and the SSX complex). The MCE mine shut down in 2004, and the new Steer mine portal, now a part of the SSX complex, was collared in 2004.

The mines are mechanized operations using backfill both for ground control and for increasing ore recovery. The less refractory ores produced early in the production history were processed through a "wet" mill, which operated until 1997. As the ores became more carbonaceous and refractory, and higher grade with the introduction of underground ore, a dry mill with an ore roasting circuit was added in 1989, and is currently in operation.

Jerritt Canyon has produced over seven million ounces of gold from 13 open pits and 5 underground mines throughout its history. Annual production has averaged between 240,000 ounces and 350,000 ounces of gold, at cash costs ranging from $240 to $380 per ounce. Queenstake reports the 2005 mill production from Jerritt Canyon at 204,091 ounces of gold produced from 1,106,987 tons of material, with a cash cost of $386 per ounce.

Resource Estimation

Mineral resources at Jerritt Canyon are contained within about twenty areas in the district. Resource estimates are based on extensive drilling data, using geology constrained kriging, inverse distance, and polygonal methods. Block modeling techniques are supported by relatively small block sizes. In 2005, production models were developed with smaller block sizes and these models were incorporated into the resource models. The resource models show good reconciliation with mine and mill production. Measured and Indicated resources, including reserves, as of December 31, 2005 total 8,812,000 tons at 0.236 ounces per ton (opt) gold, containing 2,079,100 ounces of gold. There is an additional Inferred resource of 2,646,500 tons at 0.229 opt gold, containing 605,600 ounces of gold. Table 1 lists the resources by area. The open pit resources were estimated at $550 per ounce gold; the cutoff grades for underground resources are 0.150 opt gold for mature mine areas and 0.125 opt gold for undeveloped resources.

Table 1: Jerritt Canyon Resources, Including Reserves – December 31, 2005

	Measured			Indicated			Measured + Indicated			Inferred		
Deposit/Area	Tons (000's)	opt	Cont'd oz (000's)	Tons	opt	Cont'd oz	Tons	opt	Cont'd oz	Tons	opt	Cont'd oz
MURRAY	560.2	0.294	164.7	18.2	0.322	5.9	578.4	0.295	170.6	105.6	0.226	23.9
MURRAY ZONE 9	0.0	-	0.0	210.9	0.277	58.5	210.9	0.277	58.5	61.6	0.209	12.9
SSX	1,830.4	0.278	508.6	767.1	0.267	205.0	2,597.5	0.275	713.6	1,052.2	0.232	244.1
SMITH	636.5	0.290	184.7	236.5	0.299	70.7	873.0	0.292	255.4	552.1	0.237	130.7
SMITH EAST	0.0	-	0.0	990.4	0.275	272.2	990.4	0.275	272.2	124.9	0.244	30.4
SAVAL	0.0	-	0.0	460.5	0.245	112.9	460.5	0.245	112.9	270.0	0.245	66.2
STARVATION	0.0	-	0.0	676.4	0.282	190.7	676.4	0.282	190.7	51.4	0.308	15.8
WRIGHT WINDOW	0.0	-	0.0	97.8	0.156	15.2	97.8	0.156	15.2	19.0	0.229	4.3
Subtotal	**3,027.1**	**0.283**	**858.0**	**3,457.7**	**0.269**	**931.1**	**6,484.9**	**0.276**	**1,789.1**	**2,236.8**	**0.236**	**528.4**
Stockpiles	67.5	0.174	11.7	1,175.3	0.059	69.2	1,242.8	0..065	80.9	0.0	-	0.0
Pit Resources	0.0	-	0.0	454.9	0.144	65.7	454.9	0.144	65.7	122.7	0.129	15.8
U/G Resources	0.0	-	0.0	629.5	0.228	143.5	629.5	0.228	143.5	286.9	0.214	61.4
Total	**3,094.6**	**0.281**	**869.7**	**5,717.4**	**0.212**	**1,209.4**	**8,812.0**	**0.236**	**2,079.1**	**2,646.5**	**0.229**	**605.6**

Mining

Access to the underground mines is through portals, with internal ramps maintained at grades of 12% to 15%. Typical openings measure 15 x 15 feet in cross section, although consideration is now being given to reducing some drifts to 10 x 12 feet in size to allow more selective mining and to reduce development costs.

The mines generally follow a drift-and-fill method, operated by trackless equipment. Electric drill jumbos are used in preparation for blasting, and front loaders excavate the broken material into diesel-driven underground mine trucks for hauling to a pad area outside the portals. Mined material is segregated near the portals by placing the rock into several windrows; these are sampled and assays from the laboratory then dictate whether that material is high-grade, low-grade, or waste; the latter is excavated and placed in a waste dump, whereas the two ore types may or may not be blended depending on analytical results, and taken to the process facility. Because of the distances from the several mine portals to the processing plant, large (150-ton) off-road haulers are used for surface ore transport.

Mineral reserves as of December 31, 2005 are listed in Table 2, using the respective cutoff grades for each individual mine. It should be noted that the gold price of $410 per ounce taken for this determination is an approximate average of prices published during the past three-year period; i.e., from 2003 through 2005. During this time the price was on an upward trend and certainly the cutoff grades used in this analysis are high (conservative) as compared to those that would be calculated using more recent values.

Table 2: Jerritt Canyon Reserves – December 31, 2005

	Proven			Probable			Total		
Mine	ktons	opt	Cont'd koz	ktons	opt	Cont'd koz	ktons	opt	Cont'd koz
Murray	108.7	0.244	26.5	134.7	0.273	36.8	243.3	0.260	63.3
Smith	210.3	0.320	67.2	738.8	0.278	205.5	949.1	0.287	272.7
SSX	824.9	0.250	206.3	508.5	0.238	121.0	1,333.3	0.245	327.3
Saval IV	0.0	-	0.0	104.4	0.233	24.3	104.4	0.233	24.3
Starvation	0.0	-	0.0	400.5	0.302	121.1	400.5	0.302	121.1
Wright Window	0.0	-	0.0	32.6	0.226	7.4	32.6	0.226	7.4
Sub Total	**1,143.8**	**0.262**	**300.0**	**1,919.5**	**0.269**	**516.1**	**3,063.3**	**0.266**	**816.1**
Stockpiles	**67.5**	**0.174**	**11.7**	**592.2**	**0.085**	**50.0**	**659.7**	**0.094**	**61.8**
Total	**1,211.3**	**0.257**	311.7	**2,511.7**	**0.225**	**566.2**	**3,723.0**	**0.236**	**877.9**

Metallurgy

The ore processing facility at Jerritt Canyon is one of the few processing plants in Nevada that process refractory gold ore by roasting. However, metallurgical risks at Jerritt Canyon are considered low due to the project's history of successful operation. The life of mine plan for years 2006 through 2009 forecasts gold recovery of 87%, which is slightly below historic averages realized by Jerritt Canyon (88.0% in 2000, 87.6% in 2001, 87.8% in 2002, 88.3% in 2003) and very close to the averages in the last two years (87.0% in 2004 and 86.5% in 2005). SRK believes the projected recovery should be achievable.

Environmental issues

The Jerritt Canyon Mine has been in operation since 1981. The mine is located on private land controlled by Queenstake Resources USA, Inc. and public land administered by the United States Forest Service (USFS). The project consists of several surface and four underground mining areas; rock disposal areas; related haul roads, maintenance facilities, ancillary structures; and a gold processing circuit, including mill facilities, heap leaching facilities, tailings facilities, and support facilities.

Major operating permits for the project are in place. Environmental management systems are in place and are managed by an experienced and qualified environmental staff onsite. Queenstake has funded the estimated reclamation and closure costs by funding a commutation account with American insurance Group (AIG). In addition, AIG has provided insurance that will pay for reclamation and closure costs if any exceed the funded amount.

Capital and Operating Costs and Project Economics

The SRK Life of Mine (LoM) plan and economics are based on the following:

- Reserves of 3.7 million tons at an average grade of 0.236 opt gold, containing a total of 878 koz of gold;
- A mine life of 4 years from 6 mines and various stockpiles, at a total average rate of 930 ktons per year;
- An overall average metallurgical recovery rate of 87%, producing 764 koz of gold over the LoM;
- A cash operating cost of $312 per ounce, or $64.01 per ore-ton; and
- Total capital costs of $34 million being comprised of $3.6 million for mine equipment, $19.7 million for capitalized development, and $2.9 million for facilities, and sustaining capital of $8.1 million for process, administration, and surface services. Salvage value at the end of the mine life is $10.7 million.

The base case economic analysis results, shown in Table 3, indicate an after-tax net present value of $53.4 million at a 7.5% discount rate.

Table 3: LoM Economic Results

Description		LoM Value
Ore		
Ore Milled		3,723kt
Gold Grade		0.236opt
Contained Gold		878koz
Process Recovery (average)		87%
Recovered Gold		764koz
Gross Income ($000's)		
	Market Price $410/oz	
Revenue		$329,133
Gross Revenue		**$329,133**
Refining & Sales		($430)
Net Smelter Return		**$328,703**
Royalties		($1,918)
Gross Income From Mining		**$326,786**
Operating & Capital Cost ($000's)		
Mining		($77,701)
Backfill		($23,528)
Expensed Waste		($24,102)
Surface Services		($17,492)
Processing		($74,460)
Site Administration		($18,674)
Operating Costs		**($235,957)**
	Cash Cost ($/oz) $312.02/oz	
	Cash Cost ($/t-ore) $64.01/t	
Cash Operating Margin (EBITDA)		**$90,508**
	($/oz) $118.51/oz	
	($/t-ore) $24.31/t	
Capital Cost ($000's)		
Equipment		($3,581)
Capitalized Development		($19,673)
Facilities		($2,851)
Process Capital (sustaining)		(5,400)
Surface Services		(1,500)
Administration		(1,200)
Salvage		10,695
Capital Costs		**($23,511)**
Cash Flow	**($NPV_{0.0\%}$)**	**$66,998**
	($NPV_{7.5\%}$)	**$53,376**

Table of Contents

List of Tables

List of Figures

List of Appendices

1 Introduction & Terms of Reference (Item 4)

Queenstake Resources Ltd. (Queenstake) has engaged SRK Consulting (US), Inc. (SRK) to prepare a Technical Report for the Jerritt Canyon (JC) mine near Elko, Nevada, to meet the requirements of Canadian National Instrument 43-101. This report reflects the most recent resource and reserves based on data produced through December 31, 2005.

1.1 Terms of Reference & Purpose of the Report

This report is intended to provide Queenstake an independent reserve review and technical report that follows existing regulations in Canada. The report meets the requirements for Canadian National Instrument 43-101 and conforms to Form 43-101F1 for technical reports.

Resource and Reserve definitions are as set forth in the Appendix to Companion Policy 43-101 CP, "Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, August 20, 2000."

1.2 Sources of Information

The sources of information include data and reports supplied by Jerritt Canyon mine personnel as well as the documents cited in Section 20.

1.3 Effective Date (Item 24)

The effective date of this report is April 14, 2005.

1.4 Limitations & Reliance on Information

SRK's opinion contained herein is based on information provided to SRK by Queenstake throughout the course of SRK's investigations as described in Section 1.2, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time.

The achievability of Life of Mine (LoM) plans, budgets and forecasts are inherently uncertain. Consequently actual results may be significantly more or less favorable than projected.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material to the findings and use of this Technical Report.

SRK is not an insider, associate or an affiliate of Queenstake, and neither SRK nor any affiliate has acted as advisor to Queenstake or its affiliates in connection with the Properties. The results of the investigations by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

SRK reviewed a limited amount of correspondence, pertinent maps and agreements to assess the validity and ownership of the mining concessions. However, SRK did not conduct an in-depth review of mineral title and ownership; consequently, no opinion will be expressed by SRK on this subject.

1.5 Disclaimer (Item 5)

In considering the following statements SRK notes that the term "Ore Reserve" for all practical purposes is synonymous with the term "Mineral Reserve".

Mineral reserve estimates are based on many factors, including, in this case, data with respect to drilling and sampling. Mineral reserves are determined from, among other things, estimates of future production costs, future capital expenditures, and future product prices. The reserve estimates contained in this report should not be interpreted as assurances of the economic life of the Mining Assets or the future profitability of operations. Because mineral reserves are only estimates based on the factors described herein, in the future these mineral reserve estimates may need to be revised. For example, if production costs decrease or product prices increase, a portion of the resources may become economical to recover, and would result in higher estimated reserves. The converse is also true.

The LoM Plans and the technical economic projections include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the Ontario Securities Commission (OSC). These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially. SRK has been informed by Queenstake that there is no current litigation that may be material to any of the company's assets, and that Queenstake is not aware of any pending litigation that may be material to any of the company's assets.

1.6 Price Strategy

The gold price used in this study is $410 per ounce USD, which is the average price over the three years ending December 31, 2006.

1.7 Qualifications of Consultant (SRK)

The SRK Group is comprised of over 550 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues. SRK has a demonstrated record of accomplishment in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

This report has been prepared based on a technical and economic review by a team of consultants sourced principally from the SRK Group's Denver, US office. These consultants are specialists in the fields of geology exploration, mineral resource and mineral reserve estimation and classification, open pit mining, mineral processing and mineral economics.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any beneficial interest in Queenstake or in the assets of Queenstake. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to this technical report, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions. Mr. Kuestermeyer, Mr. Stinnett, Ms Sawyer and Ms Mach visited the property in January 2006. Mr. Stinnett is the qualified person for this report.

The key project personnel contributing to this report are listed in Table 1.7.1. The Certificate and Consent form is provided in Appendix A.

Table 1.7.1: Key Project Personnel

Company	Name	Title	Discipline
Queenstake	Robert Todd	Technical Services Manager	Mining
	Donald Colli	Manager, Mineral Resources	Resources
SRK Consulting	Landy Stinnett	Associate Mining Engineer	Mining
	Alva Kuestermeyer	Principal Metallurgist	Process
	Valerie Sawyer	Principal Consultant	Environmental, Permitting
	Leah Mach	Principal Resource Geologist	Resources
	Nick Michael	Senior Mineral Economist	Economics

2 Property Description & Location (Item 6)

2.1 Property Location

Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko in the Independence Mountains at Latitude 41° 23' North, Longitude 116° West. The property is accessed by paved State Highway 225 about 45 miles to the paved mine access road. The property lies in ten townships within T39N to T41N and R52E to R54E relative to the Mount Diablo Base Line and Meridian (MDB&M). Figure 2-1 is a property location map.

2.2 Mineral Titles

The property is 100% owned and operated by Queenstake which acquired the mine from the previous owner, a joint venture between Anglo Gold (70%) and Meridian Gold (30%), at the end of June 2003.

The operations are located on a combination of public and private lands, with the mines and mining related surface facilities being primarily located on mining claims in United States Forest Service (USFS) land within the Humboldt-Toiyabe National Forest and the process facilities, office, shop, and tailings located on private land owned by Queenstake. Additional claims in the southern part of the land package are located on land administered by the United States Bureau of Land Management.

Queenstake owns 2789 claims, 1,011 acres of patented claims, and 12,433 acres of fee land; in addition, Queenstake leases 278 claims and 11,271 acres of fee land with mineral rights (Table 2.2.1). The claim notices, affidavits, title to property and lease agreements were not reviewed by SRK. A map depicting the 2005 general land package is shown in Figure 2-2.

Table 2.2.1: Queenstake Resources Ltd. Jerritt Canyon Project

Land Status	No. Claims	Acres
Owned Claims	2,789	
Leased Claims	278	
Total Claims	**3,067**	
Fee Land Owned		12,433
Patented Claims Owned		1,011
Fee Land Leased		11,271
Total Acres		**24,715**

2.3 Location of Mineralization

The resource and reserve areas and mine facilities are located within Queenstake owned or leased claims and fee land. Figure 2-3 is a map showing the location of the resource and reserve areas.

2.4 Environmental Liabilities

Environmental liabilities at the Mine include:

- High sulfate and Total Dissolved Solids (TDS) in runoff from waste rock in the Marlboro Canyon rock disposal area. Other rock disposal areas are exhibiting high levels of sulfate;

- Ongoing control and management of seepage from the tailings impoundment; and

- Ongoing mitigation of groundwater affected by a chlorine spill.

Mitigation for these issues has been ongoing for a number of years and has been well defined by Jerritt Canyon staff. Staff has worked with the Nevada Division of Environmental Protection – Bureau of Mining Regulation and Reclamation (NDEP-BMRR) to develop mitigation and monitoring plans. Costs associated with controlling tailings seepage and the chlorine plume is well-defined.

The Mine has been working with the NDEP-BMRR to address runoff with high concentrations of sulfate and TDS from the rock disposal areas. The Mine installed a sulfate reduction trench to reduction the sulfate and TDS concentrations. The trench reduced the concentrations somewhat but not to an acceptable level; monitoring will continue through 2006. The Mine and NDEP-BMRR will assess the monitoring results and determine if the trench is performing adequately. The discharge ultimately flows into Jerritt Creek which flows into Independence Valley and disappears.

Three other rock disposal areas are also exhibiting elevated concentrations of sulfate besides Marlboro rock disposal area: Gracie; Snow Canyon; and, DASH. As compliance order from NDEP-BMRR requires the Mine to drill the DASH rock disposal area to assess the geochemistry. The DASH rock disposal area is reclaimed at the angle of repose. The Mine has placed an eight-inch cover of low permeability material on the flat areas topped with 12 inches of topsoil and re-seeded the area. The Mine will assess the performance of the cover system.

Approved reclamation and closure plans are in place and the Mine is concurrently reclaiming disturbance when available. Reclamation, consisting of earthworks and reseeding, and closure of mine components, consisting of characterization and chemical stabilization, are among the most expensive activities that take place, especially as the operating income begins to wane. Mine staff and the USFS update the reclamation bond on an annual basis. As of June 2005, the reclamation bond was estimated to be about $34.8 million. Costs are included in the reclamation bond to construct the cover system on rock disposal areas to control sulfate and TDS.

Review of the bond indicated the amount is appropriate for mining operations of this size. Queenstake has already funded the estimated reclamation and closure costs by placing $25.8 million in a commutation account with American Insurance Group (AIG). In addition, AIG has provided insurance that will pay for reclamation and closure costs, if any, exceeding $25.8 million up to $60 million (personal communication, E. Edwards, Queenstake).

Where possible, Mine staff has already been concurrently reclaiming some areas of the Mine. In 1997 cyanide addition was discontinued at the heap leach facility. Initial rinsing consisted of recirculation of heap drainage, followed by the addition of fluids from the tailings impoundment. Currently, the leach pad is being used for active evaporation of tailings decant water, some of which does not evaporate and infiltrates through the pad to be collected in the pregnant pond. A *Tentative Permanent Closure Plan* (SRK 2003) was prepared for both the heap facility and tailings impoundment.

2.5 Permits

Operating permits for the mine are in place and are presented in Table 2.5.1.

Table 2.5.1: Operating Permits

Permit/Approval	Granting Agency	Comments
Plan of Operations	USFS	
Work Plans	USFS	Annual work plan submitted to USFS
Clean Water Act Section 404 Permit	U.S. Army Corps of Engineers	Will be updating the existing 404 fieldwork and permit in the near future. There are no triggers requiring the update.
EPA ID Number	U.S. Environmental Protection Agency	The Mine, a low-quantity generator, has the typical hazardous wastes found at a mine such as cupels and crucibles. Three to four barrels of waste paint/solvents, a characteristic waste due to the flammability, are generated annually.
Air Quality Permit	Nevada Division of Environmental Protection (NDEP)/ Bureau of Air Pollution Control	The Mine has a current Title V air permit received in March 2004. The Mine has reported excess emissions from the roaster; however no Notices of Alleged Violation have been issued.
Reclamation Permit	USFS and NDEP/ Bureau of Mining Regulation and Reclamation (BMRR)	The bond estimate is updated annually with the USFS. As of June 2005, the reclamation bond was estimated to be about US$34.8 million.
Water Pollution Control Permit	NDEP-BMRR	One water pollution control permit covers the entire mine area. Three issues exisit: the tailings seepage; the chlorine plume; and the high sulfate/ total dissolved solids emanating from several rock disposal areas.
Underground Injection Control	NDEP/ Bureau of Water Pollution Control	For dewatering water from the Murray and Smith underground mines.
Solid Waste Class III Landfill Waiver	NDEP/ Bureau of Solid Waste	The Mine has three authorized landfills at the lower mill area, Burns Basin, and Alchem. Employees are informed during annual MSHA refreshers concerning what is acceptable to dispose in the landfill.
General Stormwater Discharge Permit NVR300000	NDEP/Bureau of Water Pollution Control	An individual permit is in place. No concerns were noted.
Permit to Appropriate Waters	NV Division of Water Resources	No concerns were identified. The Mine has sufficient appropriations to cover processing and dewatering needs.
Permit to Construct Impoundments/Dam Safety	NV Division of Water Resources	No concerns identified
Industrial Artificial Pond Permits	Nevada Department of Wildlife	No concerns identified
Liquefied Petroleum Gas License	NV Board of the Regulation of Liquefied Petroleum Gas	No concerns identified
Potable Water System	Nevada State Health Division	Potable water systems are located at the Murray, SSX, and millsite. No concerns identified
Septic System Permit	Nevada State Health Division	The Mine has general permits for five systems: SSX; Steer; Murray; USA; and Smith. The mill site has a package plant that discharges to the tailings impoundment. No concerns identified


OREGON
IDAHO
NEVADA
DUCK VALLEY INDIAN RES.
HUMBOLDT NATIONAL FOREST
ELKO
WHITE ROCK
CHARLESTON
JACK CREEK
HUMBOLDT
TUSCARORA
MIDAS
JERRITT CANYON MINE
INDEPENDENCE MTNS.
THOUSAND SPRINGS
WELLS
DEETH
HALLECK
LANDER
EUREKA
ELKO
VALMY
DUNPHY
TUSCARORA MTNS.
CARLIN
SPRING CREEK
BATTLE MOUNTAIN
PALISADE
BEOWAWE
CRESCENT VALLEY
CORTEZ MTNS.
RUBY VALLEY
HUMBOLDT NATIONAL FOREST
GOLD ACRES
WHITE PINE
EUREKA
Owyhee River
South Fork
Humboldt River
Willow Creek
Antelope Creek
Rock Creek
Maggie Creek
Dixie Creek
Pine Creek
Bishop Cr.
Marys River
225
226
227
228
229
80
93
305
306
278
50
N
0
10
20
MILES
OREGON
IDAHO
UTAH
HUMBOLDT
ELKO
WASHOE
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
STOREY
DOUGLAS
LYON
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
CALIFORNIA
ARIZONA

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Engineers and Scientists
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SRK JOB NO.: 149203

FILE NAME: Fig 2-1.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

GENERAL LOCATION MAP OF THE JERRITT CANYON MINE

DATE:	APPROVED:	FIGURE:
April, 2006	AK	2-1


41N
WRIGHT WINDOW
MURRAY MINE
MILL SITE
SAVAL
SMITH MINE
SSX MINE
40N
STARVATION
52E
52 1/2 E
53E
54E
N
Property November 2005
0
4,000
8,000
16,000
24,000
32,000
Feet

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SRK JOB NO.: 149203

FILE NAME: Fig 2-2.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

GENERAL LAND MAP OF THE JERRITT CANYON DISTRICT

DATE:	APPROVED:	FIGURE:
April, 2006	AK	2-2



360000
380000
400000
420000
440000
2440000
2420000
2400000
2380000
2360000
Winters Creek
MCE
WRIGHT WINDOW
Coyote
MURRAY
MILL SITE
SAVAL
Cal. Mtn.
SMITH MINE
SSX MINE
W. Mahala
Mill Creek
Burns Basin
Road Canyon
Pie Creek
Water Pipe
STARVATION
N
Reserve Area
Property November 2005
0 4,000 8,000 16,000 24,000 Feet

SRK Consulting Engineers and Scientists Denver, Colorado	QUEENSTAKE RESOURCES, LTD.	GENERAL LOCATION MAP OF THE JERRITT CANYON DISTRICT WITH RESERVE AND RESOURCE AREAS
SRK JOB NO.: 149203	JERRITT CANYON MINE	DATE: April, 2006 · APPROVED: AK · FIGURE: 2-3
FILE NAME: Fig 2-3.dwg		

3 Accessibility, Climate, Local Resources, Infrastructure & Physiography (Item 7)

3.1 Access to Property

The Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko. Access to the property is by State Road 225 to the mine access road. The roads are paved and in excellent condition all the way to the main gate where the administrative offices, process plant, warehouse, and tailings impoundment are located. The mines are accessed by haul roads on Queenstake controlled land.

3.2 Climate

The climate is temperate with winter temperatures between 0° and 40° Fahrenheit and summer temperatures between 35° and 90°. Average annual precipitation at the tailings impoundment is estimated at 14 inches per year with an estimated annual average evaporation of 43 inches. A significant amount of the total precipitation falls as snow and increases with elevation to the mining areas. Mine operations are only rarely halted by weather conditions, although ore haulage from the mines may be slowed. The mill, warehouse, shop, and administrative facilities are at a lower elevation and therefore are less exposed to weather extremes.

3.3 Vegetation

The vegetation is typical of the Basin and Range province with sagebrush vegetation dominant at the lower elevations. Small stands of aspen and isolated fir trees grow in canyons and drainages.

3.4 Physiography

Jerritt Canyon mine is located in the Independence Mountain Range in the Basin and Range province of northern Nevada. The topography ranges from about 6,400 feet at the administrative facilities and mill site to about 8,000 feet at the highest point of the haul road to the mines.

3.5 Local Resources & Infrastructure

Elko, Nevada with a population of about 36,000 is the closest city to the mine. The city is on Interstate 80 and is serviced by daily commercial flights to Salt Lake City, Utah and Reno, Nevada. Elko is a center for the mining operations in northern Nevada and services necessary for the mine are readily available there.

4 History (Item 8)

4.1 Ownership

The Jerritt Canyon mine is wholly owned by Queenstake Resources Ltd after its purchase from the joint venture of Anglo Gold and Meridian Gold in June 2003. The joint venture was formed in 1976 between Freeport Minerals Company, later Freeport McMoran Inc., and FMC, later Meridian Gold. In 1990, Freeport sold its interest in Jerritt Canyon to Minorco and their wholly owned subsidiary, Independence Mining Company, which became the new joint venture partner and operator of the mine. In 1998, Minorco's North American gold assets, including 70% interest in Jerritt Canyon were sold to Anglo Gold.

4.2 Past Exploration and Development

Prospectors explored for antimony in the 1910's. Thirty to forty tons of stibnite as antimony ore were reportedly mined and shipped from the Burns Basin mine in the Jerritt Canyon district between 1918 and 1945. In the early 1970's there was a renewed interest in antimony exploration when its price reached historic highs of $40 per pound. Around 1971, FMC began exploring for antimony in the Independence Mountains. In 1972, FMC, later known as Meridian, discovered a disseminated gold deposit in the Jerritt Canyon area. In 1976, a joint venture was formed with Freeport Minerals Company to explore and develop the area, and mining commenced at Jerritt in 1981.

Open pit mining was conducted at the site from startup in 1981 until 1999. The first underground operation at Jerritt Canyon started up in 1993 at West Generator. The mine currently consists of three underground mining operations feeding ore to a process plant consisting of a roaster followed by carbon-in-leach processing. The mines are mechanized operations using backfill for ground control and to increase ore recovery. In the early years, the ores mined at the operation were less refractory and were processed through a "wet" mill. This "wet" mill continued to operate until 1997 and is still located on site. With ores becoming more carbonaceous and refractory, as well as with the introduction of higher-grade ore from underground operations, a dry mill with an ore roasting circuit was added in 1989 and is currently in operation.

Since its inception, the Jerritt Canyon Mine has produced over seven million ounces of gold. Annual production has historically averaged between 240,000 and 350,000 ounces of gold, at historical cash costs ranging from $240 to $380 per ounce. Queenstake reports mill production from Jerritt Canyon at 1,106,987 tons in 2005 with 204,091 ounces of gold attributed to the operation with a cash operating cost of $386 per ounce.

Surface exploration drilling and underground core drilling which is also used as an exploration tool, decreased from 2001 to 2002, when the former owner, Anglo Gold shifted focus from exploration to reserve development. In 2000, about 445,000 feet of exploration and development were completed, of which 165,000 feet consisted of surface Reverse Circulation (RC) drilling and the remainder was underground (UG) core and RC drilling. In 2001, a total of about 500,450 feet were drilled, 65,450 of which were surface RC holes. In 2002, 435,000 feet were drilled, all of which were from underground. After the acquisition of Jerritt Canyon at mid-2003, Queenstake started more aggressive exploration and mine development programs and those programs have continued throughout 2005.

4.3 Historic Mineral Resource Estimates

The measured and indicated mineral resources, including reserves, at Jerritt Canyon during Queenstake's ownership, as documented in NI 43-101 filings are given in Table 4.3.1.

Table 4.3.1: Historic Measured and Indicated Mineral Resources during Queenstake's Ownership

Year	Tons	Grade	Ounces
2003	9,497,000	0.242	2,295,000
2004	9,988,000	0.241	2,410,000
2005	8,812,000	0.236	2,079,000

The proven and probable reserves at Jerritt Canyon during Queenstake's ownership, as documented in NI 43-101 filings are given in Table 4.3.2.

Table 4.3.2: Historic Proven and Probable Mineral Reserves during Queenstake's Ownership

Year	Tons	Grade	Ounces
2003	3,065,000	0.268	820,000
2004	3,511,000	0.249	875,000
2005	3,723,000	0.236	878,000

5 Geologic Setting (Item 9)

5.1 Regional Geology

The Jerritt Canyon mining district is located in the Independence Mountain Range in northern Nevada. The range is part of the Basin and Range province of Nevada and is a horst block consisting primarily of Paleozoic sedimentary rocks with lesser Tertiary volcanics and intrusive dikes. A district geologic map is shown in Figure 5-1 and a stratigraphic column is shown in Figure 5-2.

There are four distinct assemblages in the district, characterized by their position relative to the Roberts Mountains thrust, a Devonian to Mississippian structure formed during the Antler orogeny:

- The western facies, or upper plate of the thrust, consists of the Cambrian to Ordovician Valmy Group and forms about 70% of the exposed rock in the area. In the Jerritt Canyon district, the Valmy Group consists of the Snow Canyon formation, a chert, argillite, greenstone, and carbonaceous siltstone sequence, and the McAfee Quartzite, a sequence of massive quartzite and shale;

- The eastern facies, or lower plate of the thrust, consists of a sequence of Ordovician to Devonian shallow water sedimentary rocks that are exposed in tectonic and erosional windows through the upper plate. The gold mineralization in the district is contained with the eastern facies rocks. The Pogonip Group rock is exposed in the west-central part of the district and is composed of fossiliferous limestone with calcareous shale and dolomite interbeds. The Eureka Quartzite is a massive quartzite with minor interbeds of siltstone. The Hansen Creek Formation is one of two principal ore hosts in the district. It is divided into five units, with the contacts between the units being the favorable sites of gold mineralization. The Hansen Creek consists of interbedded silty limestone, calcareous siltstone, dolomite, chert, and carbonaceous limestone. The Roberts Mountains Formation is the second ore host and consists of calcareous, carbonaceous siltstone and thinly bedded, silty limestone. The Waterpipe Canyon formation is thought to have been deposited in a synkinematic foreland basin that formed during the Antler orogeny; it consists of greywacke with interbedded carbonaceous shale, chert pebble conglomerate, bedded chert, sandstone, and siltstone;

- The Schoonover sequence occurs north of the district and consists of basaltic and andesitic greenstone, chert, tuff, volcaniclastics, and siliciclastic and limestone turbidites of Devonian to Permian age; and

- The Antler overlap sequence is restricted to the north end of the range and consists of conglomerates, argillite, siltstone and limestone.

There are four sets of dikes: Pennsylvanian basalt dikes, Eocene basalt and quartz monzonite dikes and a Miocene basalt dike. The Pennsylvanian and Eocene basaltic dikes are altered and mineralized in most of the mines.

5.1.1 Regional Tectonics

The regional structural setting of the Jerritt Canyon district is complex, with several regional deformation events being evident. The Devonian to Mississippian Antler orogeny, resulting from west to east compression, is represented in the upper plate Snow Canyon Formation with north-south folds in both the hanging wall and footwall of the thrust. The Permian to Triassic Sonoma orogeny emplaced the Golconda allochthon over parts of the Roberts Mountains allochthon to the north of the district. The northwest to southeast compression associated with this deformation is rarely seen in the district. The Jurassic to Cretaceous Nevadan orogeny resulted in east-west folds that are often associated with mineralization.

5.2 Local Geology

Within the Jerritt Canyon area, gold can locally occur within all sedimentary formations, but is preferentially hosted by the Roberts Mountains and Hansen Creek Formations of the eastern facies in the lower plate of the Roberts Mountains thrust . The Roberts Mountains Formation consists of calcareous to dolomitic siltstones and silty limestones. The Hansen Creek Formation is divided into five members, numbered I through V from the top of the formation to the bottom. Hansen Creek I is a thinly bedded sequence of gray, medium-grained limestones and continuous blocky chert beds; it is typically brecciated. Hansen Creek II is a dark to light gray, irregularly bedded to massive, vuggy, dolomitic limestone. Hansen Creek III consists of intercalated carbonaceous micrites and laminated argillaceous limestones. Hansen Creek IV is a thickly bedded, medium to coarse-grained, carbonaceous limestone with discontinuous black chert nodules. Hansen Creek V consists of laminated, carbonaceous siltstone with chert lenses.

The contact between the Roberts Mountains Formation and the overlying Snow Canyon Formation is a regional thrust fault which transported the Snow Canyon eastward over the Roberts Mountains Formation. The contact between the Roberts Mountain Formation and the underlying Hansen Creek Formation is a discontinuity locally known as the Saval discontinuity. The discontinuity may be an angular unconformity of local extent or a thrust fault. The base of the Hansen Creek is gradational into the Eureka Quartzite. Locally, the stratigraphic section has been repeated by thrust faulting as seen in the cross-section through the SSX mine in Figure 5-3.

5.2.1 Alteration

Alteration in the Jerritt Canyon district includes silicification, dolomitization, remobilization, and reconstitution of organic carbon, decalcification, and argillization. The rocks also exhibit hypogene and supergene oxidation and bleaching. The most importation alteration types relative to gold deposition are silicification, remobilization and reconstitution of organic carbon and decalcification.


Paleozoic Western Facies
Paleozoic Eastern Facies
Tertiary Volcanics
Quarternary Basin Gravels
Faults
Dikes
Wright Window
Murray Mine
Smith
SSX/Steer
Mine
Starvation Canyon

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SRK JOB NO.: 149203
FILE NAME: Fig 5-1.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

GENERAL GEOLOGY MAP OF THE JERRITT CANYON DISTRICT

DATE:	APPROVED:	FIGURE:
April, 2006	AK	5-1


WATERPIPE CANYON FM.
SNOW CANYON FM.
M?wp
Roberts MTNS. FM.
HANSON CREEK FM.
Ohc
Eureka Quartzite
Oe
HOST ROCKS
Roberts Mountains Thrust
WESTERN FACIES
Saval Discontinuity
Eocene Dike
EASTERN FACIES
50 m
Pennsylvanian Dike

SRK Consulting Engineers and Scientists Denver, Colorado	QUEENSTAKE RESOURCES, LTD. JERRITT CANYON MINE	STRATIGRAPHIC COLUMN OF THE JERRITT CANYON DISTRICT
SRK JOB NO.: 149203 FILE NAME: Fig 5-2.dwg		DATE: April, 2006 / APPROVED: AK / FIGURE: 5-2



N70W
S70E
SP-685C
SP-246C
SP-735C
7500
6500
3500
DSrm
SSX
SOhc (4-5)
DSrm
DSrm
SOhc (4-5)
SOhc (4-5)
7500
4500
3500
2500

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SRK JOB NO.: 149203
FILE NAME: Fig 5-3.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

TYPICAL CROSS-SECTION THROUGH THE JERRIT CANYON DISTRICT

DATE:	APPROVED:	FIGURE:
April, 2006	AK	5-3

6 Deposit Types (Item 10)

The Jerritt Canyon deposits are typical of the Carlin-type deposit of micron to submicron-sized gold particles hosted primarily by carbonaceous, Paleozoic calcareous and sulfidic sedimentary rocks. Lesser amounts of ore are hosted by intermediate to mafic intrusive rock. The deposits often consist of several discrete pods or zones of mineralization whose location is controlled by intersections of major west-northwest and north-northeast structures that cut folded, permeable and chemically favorable host rocks. Locally, intrusive dikes that follow the northwest or northeast structures may be important host rocks. The combination of these structural and stratigraphic controls imparts a highly irregular shape to the ore zones, though most have more horizontal than vertical continuity depending upon the orientation of the host rocks. Gold in the Jerritt Canyon ore deposits occurs as free particles of intergranular, native gold, on or within pyrite, or in association with sedimentary carbonaceous material. Due to the sulfide and carbonaceous affinities, most of the gold deposits at Jerritt Canyon require fine grinding and oxidation to permit the gold particles to be liberated by standard, carbon-in-leach cyanidation.

7 Mineralization (Item 11)

The resource and reserve areas at Jerritt Canyon are shown on Figure 2-3.

7.1 SSX Mine

The drift connecting the SSX and Steer mines was completed in the latter half of 2005 and the mines have been operated as a single unit referred to as the SSX complex since then.

The SSX deposit was discovered in the early 1990's following the northeast structural trends between the Burns Basin and California Mountain deposits and the west-northwest trends from the Steer/Saval deposits. Mining started in 1997, and SSX has been the main ore producer for the last few years.

Figures 7-1 and 7-2 show the main SSX mine and the Steer area respectively. Mineralization at the SSX mine occurs mostly in the micritic unit III of the Hansen Creek Formation. A smaller portion of the mineralization occurs in calcareous siltstone at the base of the Roberts Mountains Formation or in the upper two cherty and dolomitic members of the Hansen Creek Formation. Mineralized zones are localized in and near west-northwest trending steeply dipping dikes (e.g. South Boundary Dike); however, dike material is a minor component of the ore at SSX. Mineralization is also localized along cross-cutting northeast trending faults (the Purple Fault in Zones 4 and 6, and the Crestline Fault in Zone 1). Folding of the mineralized horizons is apparent along axes parallel to the west-northwest dike trend and, more prominently, parallel to the northeast fault set. Gold occurs in decarbonitized rock, commonly in association with variable amounts of orpiment and realgar. Silicification with stibnite can also be associated with gold in portions of the upper cherty member of the Hansen Creek Formation. The intersection of the northeast and west-northwest structural trends remain a primary target for resource expansion. The westward extension of the South Boundary Dike and the West Mahala resource to the east represent exploration opportunities.

Gold mineralization in the Steer portion of the SSX complex has been identified in an area stretching approximately 3,000 feet east from the old Steer pit to halfway along the connection drift to SSX Zone 5. Most gold mineralization at Steer is associated with gently dipping structures cutting through the Hansen Creek III unit. These structures strike northeast and dip southeast, offsetting individual strata. Typical ore zones follow the structures and tend to be broad and relatively thin. The mineralized zones are usually at the contact between the Hansen Creek units III and IV and occasionally follow the structures up through the Hansen III.

In the eastern portion of the Steer area, high-grade mineralization is associated with the Husky fault, a major northeast trending normal fault with at least 300 feet of normal dip-slip displacement to the southeast. Major northwest trending dikes appear to have locally compartmentalized high-grade mineralization. The intersection of these dikes with the Hansen III unit and the Husky fault and its related structures offers excellent exploration potential. One of these dikes is interpreted to be the western extension of the South Boundary dike, which is an important ore-controlling structure at the SSX mine to the east.

The structural intersections, particularly in Zone 5, remain as a primary target for resource expansion. As well, the westward extension of the South Boundary dike is still under-explored. The connecting drift between SSX and the Steer Portal encountered some 0.50 opt mineralization and there are scattered hits in the dike or immediately adjacent to the dikes back towards Zone 6. To the east there remains an excellent exploration opportunity in the West Mahala mineral resource. Again the intersection of the northwest and northeast structures are primary targets.

7.2 Smith Mine

The Smith Mine, accessed from the Dash open pit, was started in 1999 as the pit was being mined out. The Smith Mine complex consists of several distinct areas that are accessed from the Smith portal, as well as an area to the east, East Dash, that will be accessed from a separate portal in the Dash pit.

Gold mineralization in the main Smith, Mahala, and West Dash deposits is associated with the northeast trending Coulee Fault and west-northwest trending faults and dikes (Figures 7-3 and 7-4). In Zone 1, high-grade gold mineralization is hosted in the upper and middle portions of the Hansen Creek Formation unit III within a northwest trending horst block between the South Graben fault and the 170 fault. Mineralization in Zones 2 and 3 is directly associated with west-northwest trending dikes. High-grade mineralization occurs within the Hansen Creek units II and III along the steeply dipping dikes. Lesser amounts of mineralization exist at higher levels where the dikes intersect favorable beds in the Roberts Mountains Formation. An exception to the tight elevation controls on mineralization is at the intersection of the west-northwest trending dikes and Coulee fault. Here, high-grade mineralization blows out into the Hansen Creek unit III along the west plunging intersection of the dikes and the fault for a down-dip depth of 600 ft.

Gold mineralization in the Mahala area is spatially associated with the west-northwest trending Mahala fault and associated dikes and favorable ore-host stratigraphy including units II and III of the Hansen Creek Formation and lower beds of the Roberts Mountains Formation. Mineralization at East Mahala occurs primarily in broad, SE-dipping lenses in Roberts Mountains Formation in the hanging wall of the Coulee Fault

The B-Pit deposit occurs as gently dipping, thin lenses of mineralized material north of the main Smith deposit. Three of the four lenses occur are stratigraphically bound within the Roberts Mountains Formation. The fourth lens occurs at the top of the Hansen unit III in the wall of a NW-trending horst block just to the south of the other three zones.

The West and East Dash deposits occur at the extreme ends of the west-northwest trending Dash Fault system which formed the mineralization mined in the Dash pit. The West Dash deposit occurs at the intersection of the Coulee fault and the west-northwest trending Dash fault. Most gold mineralization at West Dash occurs in fault-bounded slices of Hansen Creek unit III with minor amounts in the overlying Hansen Creek unit II and Roberts Mountains Formation. West Dash is accessed through the Smith Portal. The East Dash deposit lies to the east of the Dash pit and will be accessed by a separate portal in the pit. At East Dash, most gold occurs in two lenses parallel to the Dash Fault and dipping to the northeast. The largest lens is about 1,100 feet and is 15 feet to 25 feet thick. The north edge of the lens seems to be bounded by a steep east-west trending fault that is locally mineralized with high-grade material. The second lens is smaller at about 350 feet across, but much thicker, up to 120 feet.

7.3 Murray Mine

The Murray Mine occurs within the Roberts Mountains Formation and the top three units of the Hansen Creek Formation. A minor amount of mineralization also occurs within the silicified unit IV of the Hansen Creek Formation. It was originally discovered by condemnation drilling for a waste dump for one of the early open pits. Mineralization in the main Murray deposit occurs along the New Deep Fault which is a wrench fault striking west -northwest and dipping 50° to 60° to the northeast (Figure 7-5). Mineralization in Zone 7 located about 750 feet north of the New Deep Fault occurs within calcareous siltstone beds of the Roberts Mountains Formation. Zone 9 mineralization is located immediately west of the main Murray deposit and is associated with a westward projection of the New Deep Fault and several northeast trending faults.

7.4 Starvation Canyon

Mineralization at the Starvation Canyon project occurs at the Hansen II-III contact and is localized along a west-northwest fault zone at northeast structural intersections. The majority of the mineralization is within the interbedded micrite and argillaceous limestone of the Hansen Creek III, starting at or just beneath the contact. There are instances where mineralization has formed within the massive limestone of the basal Hansen Creek II, but these are rare.

Additional exploration potential exists to increase the resource of the presently known mineralized zones. The southern margin of the western zone has expansion potential along approximately 600 feet of strike length. Along the southeast projection of the eastern zone additional resource potential exists to the south and southeast (Figure 7-6). This area has limited drilling and the extent of possible mineralization is unknown. The northwest structure that appears to be the primary control for the Starvation Canyon resource has potential for additional clusters of mineralization both to the northwest and southeast. These areas remain to be explored.

7.5 Other Reserve/Resource Areas

7.5.1 Wright Window Pit

The Wright Window is a small open pit reserve and resource area located on the west side of the Independence Mountains to the west of the Murray mine. The deposit is hosted by the lower Roberts Mountains and Upper Hansen Creek Formations along the Saval Discontinuity. Mineralization occurs on two zones; the west zone mineralization outcrops at the surface and is about 50 feet thick. The higher-grade east area is about 200 x 300 feet wide and 45 feet thick.

7.5.2 Saval Resource and Reserve

Gold mineralization in the Saval Basin area to the west of the SSX mine is primarily hosted in favorable Hansen Creek Formation unit III where it has been structurally prepared by faulting and has locally been compartmentalized by northwest-trending dike systems. In this area, a series west-northwest trending structures have been cut by northeast-trending faults. Notable structural features include the west-northwest trending Saval horst and the northeast-trending Husky fault, which cuts across the older Saval horst and down-drops it to the southwest. Ore zones were mostly formed in Hansen III host in the vicinity of structural intersections, often forming relatively steep, narrow, plunging orebodies. Dikes, such as the Saval 3 pit dike can be traced for thousands of feet. High-grade gold mineralization has been concentrated along the Saval 3 pit dike in several locations, most prominently in the Saval 3 pit and in the north part of zone 5 at SSX. Except at the Saval 4 deposit, most economic zones in the Saval basin area have been mined out leaving relatively small mineralized zones in difficult-to-access pit walls and bottoms.

At Saval 4, a significant gold zone has been identified that can be mined from underground with hillside access. In this zone, relatively steep, confined, and vertically extensive high-grade ore-bodies have formed within the Saval horst beneath a splay fault of the large Sheep Tank fault. It is interpreted that the intersection of the west-northwest trending faults that bound the horst interact with northeast trending faults, forming structurally prepared ore hosts along their intersections. Additional mineralized zones form on the flanks of the horst where it intersects the NE-trending structures. Most notable is a high-grade zone directly in the Sheep Tank fault just to the north of the main pod. Thinner mineralization occurs near the top of the horst along its south bounding fault. Excellent opportunity exists for local resource expansion of the main pod and in the flanking fault-hosted zones with close-in underground drilling after mining has begun.

7.5.3 Murray Zone 9

Zone 9 of the Murray Mine lies along the strike of the New Deep fault west of Zones 1-7. It has been the focus of drilling campaigns for the last three years and was brought into reserve status in 2005. It consists of two separate areas, a relatively flat-lying zone at the base of the Roberts Mountains Formation and a main zone which is associated with the New Deep fault. Mineralization is hosted by the Hansen Creek III which is locally overlain by the Snow Canyon Formation.

7.5.4 Pie Creek Resource

Potentially economic gold mineralization occurs in a series of near-surface zones in the head of the Pie Creek drainage on the east flank of Wheeler Mountain. Indicated and Inferred resources have been modeled and are shallow enough, at a depth of 200 feet, for consideration of open-pit mining. The main pod is about 800 feet long, dips moderately to the southeast at about 30^0, and is 20 feet to 45 feet in cross-sectional thickness. Mineralization is hosted in the top of unit III of the Hansen Creek Formation and is probably controlled by northeast trending faults. Three other smaller pods near the main pod are similarly in the top of the Hansen III, but strike northwest, dip moderately to the north, and are probably controlled by local faults of similar orientation. The main pod mineralization occurs between two of the mineralized northwesterly cross structures.


388000 E
390000 E
392000 E
394000 E
408000 N
406000 N
N
Saval 3 Pit
Steer Portal
A
Zone 4
Zone 1
Zone 5
Zone 7
Zone 6
Zone 3
Zone 2
South Boundary Dike
Crestline Fault
Purple Fault
225 Zone
SSX Portal
South Boundary Dike
West Mahala
M+I Resource

SRK Consulting Engineers and Scientists Denver, Colorado	QUEENSTAKE RESOURCES, LTD.	SSX MINE DECEMBER 2005 MODEL
SRK JOB NO.: 149203 FILE NAME: Fig 7-1.dwg	JERRITT CANYON MINE	DATE: April, 2006 · APPROVED: AK · FIGURE: 7-1



STEER PIT
& PORTAL
Steer
Dike
Husky
Fault
To SSX
Block 3 Dike
407000 N
406000 N
386000 E
387000 E
388000 E

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QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

STEER PORTION OF SSX MINE
DECEMBER 2005 MODEL

DATE:	APPROVED:	FIGURE:
April, 2006	AK	7-2



Zone 1
Zone 2
Zone 3
Zone 4 / Mahala
East Dash
399000 E
399500 E
400000 E
400500 E
401000 E
401500 E
402000 E
402500 E
403000 E
407500 N
407000 N
406500 N
406000 N
405500 N
405000 N
404500 N

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JERRITT CANYON MINE

SMITH MINE, ZONES 1, 2, 3, AND 4 (MAHALA) DECEMBER 2005 MODEL

DATE:	APPROVED:	FIGURE:
April, 2006	AK	7-3


409000 N
408000 N
407000 N
406000 N
402000 E
403000 E
404000 E
405000 E
406000 E
407000 E
West Dash
BPit
East Dash
Zone 1
Zone 2
Zone 3

SRK Consulting Engineers and Scientists Denver, Colorado	QUEENSTAKE RESOURCES, LTD.	SMITH MINE, WEST DASH, EAST DASH, AND B-PIT DECEMBER 2005 MODEL		
SRK JOB NO.: 149203	JERRITT CANYON MINE	DATE: April, 2006	APPROVED: AK	FIGURE: 7-4
FILE NAME: Fig 7-4.dwg				


379000 E
380000 E
381000 E
382000 E
383000 E
384000 E
385000 E
422000 N
421000 N
420000 N
419000 N
418000 N
Zone 9
Zone 7
Zone 6
Zone 5w
Zone 5
Zone 2
Zone 1
Zone 3

SRK Consulting
Engineers and Scientists
Denver, Colorado

SRK JOB NO.: 149203

FILE NAME: Fig 7-5.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

MURRAY MINE DECEMBER 2005 MODEL

DATE:	APPROVED:	FIGURE:
April, 2006	AK	7-5



379500 N
379000 N
378500 N
368500 E
369000 E
369500 E
370000 E
370500 E
~45
~70
~70
Proposed Portal

SRK Consulting
Engineers and Scientists
Denver, Colorado

SRK JOB NO.: 149203

FILE NAME: Fig 7-6.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

STARVATION CANYON DECEMBER 2006 MODEL

DATE:	APPROVED:	FIGURE:
April, 2006	AK	7-6

8 Exploration (Item 12)

The Jerritt Canyon district was explored by prospectors looking for antimony in the early 1900's. FMC Corporation, exploring for antimony in the 1970's, discovered gold occurrences similar to those in the nearby Carlin trend. In 1976, FMC, then known as Meridian Mining, formed a joint venture with Freeport Minerals to explore and develop the deposits. Mining commenced in 1981 with the North Generator open pit.

Since then, the operators of Jerritt Canyon have conducted exploration programs for the identification and development of new mineralized areas. Several open pit deposits were discovered, developed, and mined during the 1980's and 1990's, including North Generator, Alchem, Marlboro Canyon, Burns, Steer, Saval and Dash. Underground targets were also identified, and the first to be exploited was the West Generator underground deposit in 1993. The Murray deposit, originally discovered by condemnation drilling, has produced over 1 million ounces. The SSX deposit was discovered in the early 1990's by geologists following the structural trends between Burns Basin and California Mountain open pits. The SSX mine has also produced over 1 million ounces. The MCE, Smith, and Steer extension of SSX are more recent discoveries.

The Jerritt Canyon operation has had a history of exploration and discovery since the 1970's. In the last few years until Queenstake's acquisition of the property, most of the exploration efforts have been concentrated at and around the existing underground mines. Exploration efforts in the southern part of the range were directed to areas such as Water Pipe, Pie Creek, and Starvation Canyon (Figure 3-3). Queenstake has increased the exploration effort near the mine areas and also in the south. As a result, the known mineralization at Starvation Canyon has increased in size and quality so that a portion of it is included in the end of 2005 reserves.

Queenstake has carried out an aggressive program of exploration since its acquisition, with a total of 300,226 feet of surface RC drilling and 147,303 feet of surface and underground and surface core drilling completed in 2004 and 101,143 feet of surface RC and 81,654 feet of core drilled in 2005. Queenstake continues to evaluate its landholdings with the objective of focusing future exploration and drilling the most promising areas both around and away from the existing mines.

9 Drilling (Item 13)

Numerous drill campaigns have been executed at Jerritt Canyon since its discovery in the 1970's. Exploration drilling programs typically consist of RC drilling at about 200 foot centers, the spacing is then reduced to about 140 feet and finally, to 100 foot centers or less. Surface core drilling typically makes up about 5% to 10% of the total drilling. At the underground mines, definition drilling consists of core drilling on 50 foot centers from underground stations, using NQ sized core which is 1.875 inches in diameter. Underground RC drilling (Cubex) is used for resource confirmation and is drilled on 20 to 40-foot centers. RC holes are generally less than 150 feet in length, but can be as long as 300 feet. Underground production sample drilling consists of Cubex and rotary percussion drilling (Solo and Secoma). Holes are generally short, less than 60 feet, and are drilled on center as close as 10 to 20 feet. The vast majority of drillholes, except the production holes, are measured for downhole deviation.

Tens of thousands of holes have been drilled on the property over the years. The Murray mine has over 22,000 holes with more than 2 million feet drilled; the Smith mine has over 5,000 holes with more than 1.25 million feet; the SSX mine has nearly 16,000 holes with 2.4 million feet of drilling. Figure 9-1 shows the drillholes in the north area of Jerritt Canyon and Figure 9-2 shows the drillholes in the south.

Drilling at Jerritt Canyon for the last six years is shown in Table 9.1. Drilling in 2000 through 2002 was conducted by the former owner, and drilling from 2003 to present was conducted by Queenstake.

Table 9.1: Jerritt Canyon Drilling (2000 through 2005)

Year	Surface	RC	Surface Core		UG	Core	UG	RC	Production	
	No.	Footage	No.	Footage	No.	Footage	No.	Footage	No.	Footage
2000	378	444,795	2	*	292	75,799	**	**	4,982	204,182
2001	59	65,450	0	0	268	86,134	914	112,129	5,086	349,157
2002	27	18,905	0	0	186	53,940	2,939	245,536	3,593	135,824
2003	108	47,277	0	0	119	41,458	2,057	191,416	3,643	141,218
2004	377	300,226	34	21,212	297	126,091	2,643	263,367	2,739	108,780
2005	126	101,413	4	1,403	179	80,251	2,618	267,627	2,414	94,793

*2000 surface core footage is included with surface RC
**2000 underground RC drilling is included with production drilling



430000 N
420000 N
410000 N
400000 N
370000 E
380000 E
390000 E
400000 E
410000 E
Wright
Window Area
Murray Mine
Steer/Saval
Area
SSX Mine
Smith Mine

SRK Consulting
Engineers and Scientists

SRK JOB NO.:	149203
FILE NAME:	Fig 9-1.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

DRILL HOLE LOCATION MAP - JERRITT CANYON DISTRICT NORTH

DATE:	APPROVED:	FIGURE:
April, 2006	AK	9-1


350000 E
370000 E
380000 E
390000 E
400000 E
400000 N
390000 N
380000 N
370000 N
Starvation Canyon

SRK Consulting
Engineers and Scientists
Denver, Colorado

SRK JOB NO.: 149203
FILE NAME: Fig 9-2.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

DRILL HOLE LOCATION MAP - JERRITT CANYON DISTRICT SOUTH

DATE:	APPROVED:	FIGURE:
April 2006	AK	9-2

10 Sampling Method and Approach (Item 14)

10.1 Surface Drilling

Surface exploration drilling programs at Jerritt Canyon consist predominantly of reverse circulation (RC) holes, with some surface core drilling. The drilling is conducted by a contract company and downhole surveys are taken by a contractor using a gyroscopic instrument. Collar locations are surveyed by a contracted survey company and/or in-house surveyors.

Reverse Circulation Drilling

The surface RC holes are 5.5 inches in diameter and are sampled on 5 foot intervals, according to the following protocol established by Queenstake.

- RC drilling operations at development project areas use a combination of small and large sample bags. Small bags (10 x 17 inches) are used from the collar to a pre-determined depth based on the expected depth to the lower plate rocks. The large sample bags (20 x 24 inches) are used for the remainder of the hole;

- The wet splitter is thoroughly cleaned prior to drilling at the start of the drill shift. The rotation speed of the splitter is set to collect a continuous split from the bulk sample that is dropped out of the cyclone. The recommended rotation speed is 60 rpm but may vary due to drilling conditions. The splitter is sprayed clean after each rod change or 5-foot sample interval depending on drilling conditions and thoroughly cleaned and checked during the rod change. The number of "pie covers" used for the upper part of the hole can vary significantly due to drilling conditions and is usually determined by the driller and on-site geologist. If more than one pie is open for sample collection, all openings must be symmetrical. Two symmetrical pie division openings are usually sufficient to collect an appropriate volume of material (10 pounds to 15 pounds). Exceptions are; 1) zones of poor return, 2) extreme groundwater production that requires the use of a tricone bit, and 3) unique conditions agreed to by the driller and geologist. In these cases a variable number of openings may be needed to obtain a continuous split;

- Samples from the upper plate rocks are collected in a five-gallon bucket. All buckets are sprayed and washed with a brush before placing the bucket under the splitter. When the bucket cannot be cleaned by this method, they are replaced. Diluted, liquid flocculent is added to the bucket before it is set under the splitter. The sample is stirred and allowed to set for a brief period to allow clearing of the water before decanting clear water. Water and a minimal amount of drill cuttings and fine material are decanted off to a sample amount that can be poured into the labeled sample bag. A selected amount of spillage will occur. An approximate dry weight of 10 pounds to 15 pounds of sample is acceptable for normal rock conditions;

- Samples from the lower plate rocks are collected in a labeled bag that is placed inside the bucket. Diluted liquid flocculent is added prior to placing the bucket under the splitter. After the interval has been drilled the sample is stirred and allowed to set for a brief period to allow clearing of the water, usually 15 seconds to 30 seconds. Excessive clear water is then decanted off;

- RC drill chips are collected in a hand sieve from the waste port of the splitter and then put into the sample tray to represent each five-foot interval and sent to the logging facility. Intervals of no sample return are marked on the tray with "No Sample" or "Void"; and

- A drill interval that does not return any sample is marked on the sample bag as "No Sample" and placed in the appropriate shipping bag along with the other samples.

Diamond Drilling:

- Surface core is HQ-sized (2.5 inches), unless it is necessary to reduce to NQ for completion of the hole. Surface core is logged for lithologic information and for geotechnical data according to the Jerritt Canyon logging manual at the logging facility; and

- Surface core is split or cut with a diamond saw or hydraulic splitter and half of the sample is sent to the lab for analysis.

10.2 Underground Drilling

Drill hole spacing is targeted at 30 to 50 foot centers throughout the deposit. The attitude of the drill hole can be at any inclination to the mineralized unit although it is preferred to be as close to normal to the ore-controlling structures as possible. Collars of all drill holes are surveyed and the orientation of the holes is determined. All of the holes are surveyed by using a down-hole survey instrument (tropari or Flexit) or by a contract survey crew to measure the hole deviation. All of the collar and downhole surveys must pass quality assurance scrutiny by the site geologist prior to loading the data into the database. Only the actual data taken from the drillhole survey is used. Any projections of the survey beyond the length of the hole when surveyed are discarded. On rare occasions the collars are lost prior to collar or down hole surveys being completed; in this case the planned coordinates and hole orientation are used. However, when geological interpretation is done this factor is heavily considered in determining the validity of using the data from these holes.

Cubex RC Drill

The Cubex drill performs definition drilling utilizing a conventional crossover tube above the down-hole hammer with a 3.75 inch bit. The air-cuttings are run through a cyclone but no splitter is used. Hole length is generally less than 300 feet. The sample interval is five feet, although SSX used a six-foot interval prior to 2003 when all RC drills were converted to five-foot rods. Both the hole and sample collector are washed prior to continuing with the hole. All of the holes are surveyed using a downhole gyroscopic tool or down hole compass in the open hole providing the walls of the hole have remained intact. Collar locations are surveyed. In the event that the collar is lost prior to surveying (either down hole or collars) then the planned coordinates and down hole survey are used.

Underground Core

The majority of the underground core is drilled at NQ size. Underground core logging is done at the drill site and at the surface core logging facility at the exploration office. The core is placed in racks or boxed for the geologist to log rock formation, lithology, alteration, and geotechnical data. Sample intervals are 5 feet, or as determined by the geologist based on lithology, mineralogy, or alteration. The entire core (not split) is taken for analysis throughout the complete drill hole. In general, sample lengths are set at a minimum of 6 inches and to a maximum of 5 feet.

Production Samples

- Percussive drills (Solo, Airtrack, Secoma and others) are the dominant type used for collection of sludge samples over one rod length or six feet for final definition of the ore zones. It utilizes a rotary percussion drill with 3 inch diameter bits. Cuttings exit the hole via the annulus and are collected in a tray placed beneath the collar of the hole. These holes are drilled no longer than 60 feet in length due to hole deviation and downhole sample contamination issues. The hole and tray are cleaned prior to continuing the drill hole an additional six feet. Collar locations are surveyed but a downhole survey is not generally done. Some twinned data collected in 2001 suggests that there is a greater potential for these holes to have down-hole contamination beyond 36 feet depending largely on the orientation of the hole. For this reason the length of these holes has been decreased in the past few years. These drills are used for definition drilling at Murray and to a much lesser extent at SSX and Smith Mines;

- Jumbo drill holes and jackleg holes are drilled for ore control only. This data, when collected, is used to help determine ore waste determinations but is not loaded into the database;
- Selective rib and/or face samples are also used to help determine the ore boundaries and for grade control. They can be used to support the constrained ore boundary and in some cases at SSX are used to help estimate the block model grades; and
- Cubex drills are sometime used for production drilling.

Truck Samples

At all the underground mines each haul truck is sampled for grade control purposes. The samples consists of grab samples taken over the entire load by the truck driver. Samples are placed in bags with pre-attached bar code numbered tags and transported to the Jerritt Canyon lab. Truck sample assays are cut by 5% which is a factor that has been determined through mine to mill reconciliation. The grades are used to state mine production.

11 Sample Preparation, Analyses & Security (Item 15)

11.1 Jerritt Canyon Laboratory Procedures

The mine utilizes the Jerritt Canyon laboratory for analytical work on the underground samples with check samples sent to ALS Chemex for comparisons. The samples for most of the surface drilling in the West Dash resource area in 2005 were also analyzed at the Jerritt Canyon facility. The assay lab is located in a separate building close to the ore processing plant. The laboratory has all the normal sample preparation equipment and facilities. The laboratory operates continually with a crew of 16 and performs about 500 fire assays per day with a 24-hour turn around from receipt of sample to reporting of assays.

Sample Preparation

All of the underground samples received at the JC assay laboratory arrive with bar coded labels. The labels match drill logs maintained by samplers and drillers in the Jerritt Canyon Underground Department. Sample bar codes are scanned into the LIMS and assay lots are auto-created. The surface drillhole samples are labeled on the sample bag which are then logged into the LIMS system by the lab technicians. All logged samples dry for four to six hours at 325°F prior to prepping.

A rotary (automatic) 1:4 split (50 rotary cuts minimum) follows first stage crushing. Core samples first stage crush to 99% -1 inch prior to split; all other types are typically –1/2 inch prior to first stage split. Second stage crushing (99% - 3/8 inch) automatically passes through a rotary splitter (50 cut minimum). The assay split is then pulverized in a plate mill to 95%-150 mesh (Tyler) and blends for five minutes on a rotary blending wheel. The samples are placed in bar coded sample cups and transferred to fire assay.

Jerritt Canyon Lab Fire Assay Procedures:

A tray of 24 thirty-gram charge crucibles is prepared with a standard litharge flux. Each sample is weighed at one assay ton. Of 24 samples on each tray, one is a repeat sample, one is a standard, one is a blank, and one is a blind standard inserted into the sample stream by the geology department. The samples are fired by the method of fusion/cupellation, with a gravimetric finish. The balance used for the final weighing is a Cahn C-30 microbalance that is serviced and calibrated on a semi-annual basis by Microlab Services.

The laboratory in-house QA/QC procedure for checking the accuracy of the Jerritt Canyon lab consists of submitting saved duplicate samples of the mill feed and tail daily samples to outside labs for comparison. These samples are submitted on a weekly basis to either Rocky Mountain Geochemical or Chemex Laboratories. The data is compiled from the JC daily assay sheet and compared with the results from the two outside labs. The results of the comparison are entered into a statistical program and a running check is maintained on the data.

11.2 Commercial Laboratories

Surface RC and diamond drilling are sent to ALS Chemex, American Assay, and to a lesser extent the BSi Inspectorate Laboratories. Samples above 0.100 opt gold are routinely fire assayed with a gravimetric finish. Blanks, standards, and pulps are routinely inserted into the sample stream for QA/QC, and check assays

11.3 Quality Controls and Quality Assurance

11.4 Jerritt Canyon Laboratory QA/QC Procedures

The Geology Department at Jerritt Canyon has established laboratory quality assurance/quality control procedures as follows:

Jerritt Canyon Laboratory

- One standard sample per 20 samples;
- One blank.sample, consisting of silica sand, per drillhole;
- One pulp of a previously assayed interval is inserted into the sample stream at the geologist's discretion; and
- Check assays consist of coarse rejects and pulps (one sample for every twenty over 0.01 opt and one in ten over 0.07 opt) sent to a commercial laboratory, generally ALS Chemex.

Commercial Laboratory

- One standard sample in each batch of samples. A batch contains 40 samples in most commercial labs;
- One blank sample of silica sand per hole, inserted at the beginning or end of hole, or after a mineralized zone;
- A duplicate sample consisting of a pulp of a previously assayed interval may be used as a substitute for the regular standards; and
- 10% of the samples that have a value greater than 0.07 opt gold, and 5% of samples between 0.01 opt and 0.07 opt gold are submitted to a second lab for check analysis.

The standards have been prepared from Jerritt Canyon mineralized rock and have three different gold values: low value of 0.047 opt, medium value of 0.088 opt, and high value of 0.268 opt. Results from the standards or duplicates are reviewed by either geologists or a data entry clerk under the supervision of a geologist. If there is significant deviation (>20%) from the expected value then the batch of samples is re-fired. If the lab is unable to match the original results within reasonable limits then the re-fired values are used. The results from these analytical determinations are available in the QAQC section below.

SRK reviewed the Jerritt Canyon assay QA/QC data for 2005 and finds the results within industry standards. Various graphs representing the results of the QA/QC program are located in Appendix B.

12 Data Verification (Item 16)

The Jerritt Canyon mine has ten's of thousands of drillholes throughout the land package in the active mines, mined out areas, and exploration targets, (Figures 10-1 and 10-2). Over the years the property has been the subject of many audits in which data verification procedures were carried out.

In June 2000, Mineral Resources Development Inc. (MRDI) conducted a review and audit of resources and reserves of the Jerritt Canyon operation. MRDI reviewed the database used at Murray and SSX mines, and did not find any significant errors or problems. A review of the spreadsheets used for Resource and Reserve tabulation found no errors.

Pincock, Allen, and Holt (PAH) reviewed a portion of the database as part of its due diligence review of the Jerritt Canyon operations in early 2003. Checks of several records of the SSX mine database performed against original logs confirmed the assays values and geological-geotechnical codes. Data validation checks identified a few errors in the drillhole database such as duplicate holes and missing intervals in downhole surveys which were then corrected.

In 2004 and 2005 PAH conducted reviews of Jerritt Canyon resources and reserves, during which they performed checks on several drillhole records and original assay certificates against the database. Their focus was new resource and reserve areas. Data validation identified minor errors in 2005 that were then corrected, and no errors in 2004.

In January 2006, SRK conducted data validation checks as part of their review of the Jerritt Canyon resources and reserves. The database in new reserve areas such as Starvation Canyon and West Dash were checked against the original logs and assay certificates and no errors were found. Spot checks were also performed on the resource and reserve tables for tons and grade and no errors were found.

The geology department has largely completed the task of storing drillhole logging information and assay data into the AcQuire database package. Assay data is directly downloaded from the lab (both commercial and Jerritt Canyon's) and goes through automatic and visual validations before being recorded, thus eliminating data entry errors.

It is SRK's opinion that Jerritt Canyon is conducting exploration and development sampling and analysis programs using standard practices and that the data can be effectively used in the estimation of resources and reserves.

13 Adjacent Properties (Item 17)

There are no significant resources on adjacent properties.

14 Mineral Processing & Metallurgical Testing (Item 18)

The mineral processing operation at Jerritt Canyon is very complex and is one of only three processing plants in Nevada that uses roasting in its treatment of refractory ores. Initially, Jerritt Canyon was designed to process oxide and mildly refractory gold ores by conventional cyanidation using chlorine gas for pre-oxidation of the refractory ores. In 1989, the roasting circuit was added to the process for the treatment of highly refractory ores which are now being mined and processed at Jerritt Canyon.

The unit operations at the Jerritt Canyon processing plant are comprised of the following circuits:

- Primary crushing;
- Secondary crushing;
- Fine ore drying;
- Tertiary crushing;
- Dry grinding;
- Roasting;
- Carbon-in-leach ("CIL") with cyanidation and carbon adsorption;
- Carbon stripping;
- Carbon reactivation;
- Merrill-Crowe process using zinc cementation of gold and silver;
- Precipitate refining;
- Oxygen plant; and
- Tailing impoundment.

A simplified flow sheet of the mineral processing operation is shown in Figure 14-1. Figure 14-2 shows an overview of the processing facilities. Table 14.1 summarizes the operating parameters for the processing plant.

Table 14.1: Operating Parameters for the Jerritt Canyon Processing Plant

Operating Parameter	Units	Value
Processing Rate	tons/Year (1)	1,450,000
Processing Rate	tons/Day	4,000
Ore Grade	oz Au/ton (2)	0.236
Gold Recovery	%	87.0
Operating Cost	$/ton Processed	20.15

(1) Tons/year reflect 950,000 tons from Jerritt Canyon and 500,000 tons of purchased ore. (2) Ore grade is the grade of Jerritt Canyon ore.

A significant portion of the Jerritt Canyon ores contains high amounts of clays and moisture during the winter months. These cause serious handling problems in the plugging of chutes in the crushing circuits. As a result of these conditions, the processing plant capacity during the summer and fall is typically 20% to 40% higher than winter, largely because the dry mill capacity is adversely affected by high moisture in the feed, due to snowfall and ice.

Table 14.2 contains historic production and cost data for the Jerritt Canyon processing plant as well as the budgeted figures for 2006.

Table 14.2: Jerritt Canyon Historic and Budgeted Process Production and Cost Data

Operating Data	Units	Actual 2001	Actual 2002	Actual 2003	Actual 2004	Actual 2005	Budget 2006
Production Data							
Tons Processed:							
Annual (2)	000's tons	1,469	1,467	1,496	1,305	1,107	1,450
Daily Average (2)	Tons	4,014	4,076	4,100	3,578	3,033	3,973
Ore Grade	oz Au/ton	0.306	0.264	0.228	0.214	0.215	0.257
Recovery	%	89.2	87.9	88.4	87.0	86.5	87.0
Gold Production (1)	000's Ozs	403	339	302	243	203	212
Cost Data							
Annual Costs:							
Operating	$000's	17,296	18,714	19,049	20,333	19,913	23,349
Maintenance	$000's	5,727	5,757	6,133	8,190	6,626	5,868
Total	$000's	23,023	24,471	25,182	28,523	26,539	29,217
Unit Processing Costs:							
Ore	$/ton Milled	15.67	16.68	16.83	21.86	23.97	20.15
Gold	$/oz Au	57.09	72.26	83.36	117.22	130.79	106.40

(1) Attributable to Queenstake for 2006. (2) Includes purchased ores in 2006.

During the third quarter of 2005, Queenstake implemented its Redevelopment Plan to optimize operations and reduce operating costs in response to development and production shortfalls at Jerritt Canyon and rising commodity costs. The Redevelopment Plan focused on optimizing the cash flow from the Jerritt Canyon mine assets given constraints with manpower, mining equipment, and increasing commodity costs. The Redevelopment Plan was a substantial change in mine and processing practices at Jerritt Canyon with accelerated underground development, higher grade production and reduced mill processing rate, in order to align mill throughput with an optimal mining rates. The average grade of ore being processed was increased to approximately 0.25 opt gold, representing an approximate 20% increase from the first half of 2005. The mill processing rate was reduced during the second half of 2005 from operating two roasters to one roaster resulting in an average throughput between 2,500 and 2,700 tons per day, approximately 25% lower than the processing rate in the first half. In addition, batch crushing and grinding of mill feed was done during off-peak hours with lower power rates.

Cost reductions anticipated to be realized in 2005 progressively under the Redevelopment Plan included lower energy and commodities consumption, lower costs of labor, maintenance and other savings from improved operating efficiencies. However, most of the anticipated operating cost savings for 2005 were absorbed by unexpected increases in energy and certain commodity prices during the fourth quarter of 2005.

In March 2006, an agreement was reached between Queenstake and Newmont Canada Limited (Newmont) whereby 500,000 tons of ore per year from Newmont operations will be purchased by Queenstake and processed through the Jerritt Canyon processing plant. This agreement is in effect for two years (2006 and 2007) with an option for three additional years (2008-2010). These additional tons will bring the processing plant to full capacity and will have a significant impact in reducing the process operating costs per ton of ore which is reflected in Table 16.2.

Queenstake forecasts 2006 gold production from its ore to be approximately 212,000 ounces with approximately 45% of the production occurring in the first half of 2006 and 55% in the latter half of 2006. The average gold recovery will be 87% for 2006.

SRK considers the projected production and cost estimates are being achievable, especially with the addition of the Newmont ores.


JAW CRUSHER
MAGNET
COARSE ORE STOCKPILE
MAGNET
SECONDARY CONE CRUSHER
MOISTURE SAMPLE
EMERGENCY FEED BELT
ORE DRYER
I.D. FAN
BAG HOUSE
MAGNET
HIGH ANGLE BELT
VIB. FEEDERS
TERTIARY CONE CRUSHERS
JAW CRUSHER
MAGNET
NON-STICKY ORE STOCKPILE
TO COARSE ORE STOCKPILE
GAS HANDLING
PULVERIZED COAL
COAL
ROASTER FEED BIN
BUCKET ELEVATOR
HEAD SAMPLE
AIR SLIDES
2 ROASTERS (EAST & WEST)
QUENCH HEAD
QUENCH TANK
BAG HOUSE
CYCLONES
AIR SLIDE
DIRTY AIR FAN
AIR CLASSIFIER
BALL MILL
HIGH ANGLE BELT
FINE ORE BIN
MILK OF LIME
SODIUM CYANIDE
LOADED CARBON
STRIPPED CARBON
TAILS SAMPLE
TO TAILS
COOLING POND
TO QUENCH TANKS

SRK Consulting
Engineers and Scientists
Denver, Colorado

SRK JOB NO.: 149203

FILE NAME: Fig 14-1.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

JERRITT CANYON ORE PROCESSING FLOW SHEET

DATE:	APPROVED:	FIGURE:
April, 2006	AK	14-1



CIL
Refinery
Lab
Tails Pond
Chlorination*
Roasters
Wet* Grinding
Oxygen Plant
Primary Crushing
Dry Grinding
Ore Dryer
Fine Crushing

*No longer in service

SRK Consulting Engineers and Scientists Denver, Colorado	QUEENSTAKE RESOURCES, LTD.	PROCESS FACILITIES OF THE JERRITT CANYON PROJECT
SRK JOB NO.: 149203	JERRITT CANYON MINE	DATE: April, 2006
FILE NAME: Fig 14-2.dwg		APPROVED: AK
		FIGURE: 14-2

15 Mineral Resource and Reserve Estimate (Item 19)

The resource and reserve estimates for Jerritt Canyon were developed by the mine staff, with the following individuals contributing:

Robert "Chip" Todd, Technical Services Manager;

Donald Colli, Mineral Resource Manager;

Lloyd Wherry, Senior Strategic Analyst;

Larry Snider, Senior Geologist;

Bob Morrell, Senior Geologist;

Sam Ash, Senior Supervisory Engineer; and

Doug Taylor, Senior Supervisory Engineer.

Consultants Employed by Queenstake:

John Berry, Engineering Consultant; and

Shawn Stickler, MacIntosh Engineering.

The individuals preparing the estimates are employees or consultants working under the direction of employees of Queenstake and have no relationship to the reviewing qualified person.

SRK received the December 2005 updated models and reviewed the models for compliance with accepted engineering practice.

15.1 Resource Estimation

15.1.1 Geology

At Jerritt Canyon, most gold mineralization occurs within lenticular bodies with relatively sharp hang-wall and foot-wall boundaries. In order to better model this type of mineralization, detailed wireframe solids based on geologic and grade continuity (roughly 0.15 opt Au and above) are created with Minesight software for individual zones. The wireframes are built using assays of similar value that also show geologic continuity along known ore controls. More accurate targeting of economic material for excavation with reduced dilution has been the result. This method is employed at all of the development projects and most new areas of the active underground mines. Mature, mostly-depleted portions of the active mines do not use wireframes, but rely on outlines drawn by the geologist in plan view to define a grade shell with geologic constraints.

15.1.2 Compositing

The drillhole database is divided into the separate resource areas and composited separately. The underground areas are composited into the predominant sample length, either 6 feet or 5 feet downhole composites starting at the top of the drillhole. The areas that are more amenable to open pit mining are composited into 20 foot lengths starting at the top of the drillhole.

15.1.3 Specific Gravity

The tonnage factor used for all Jerritt Canyon ore is 12.6 cubic feet per ton. The factor is based on testing done in 2000 at the University of Nevada, Reno and Chemex lab on a total of 67 samples. The weighted tonnage factor returned on the samples was 12.616. Since then 50 samples from Smith Zone 4 (Mahala) and 5 from Steer were analyzed by Zonge Engineering and Research of Tucson, Arizona. The average for Smith Zone 4 was 12.45 cubic feet per ton, which is slightly heaver than the average used for all the mines and the average for Steer was 13.0 cubic feet per ton, which is slightly lighter. Additional tests were done in 2005 on 22 ore grade samples and 24 waste samples from Starvation Canyon. The results were 11.8 cubic feet per ton for the ore grade samples and 12.2 for the waste samples, both of which are heaver than the 12.6 average used at the mines.

15.1.4 Resource Estimation

Three methods of resource estimation, including Probability Assigned Constrained Kriging (PACK), Inverse-Distance Weighting (IDW), and Block-Polygonal, are employed at Jerritt Canyon. Each resource area is initially interpreted and grade estimated using Mintec Minesight software and subsequently exported to Maptek Vulcan software for engineering design and reserve tabulation.

Most of the areas with active underground mining utilize the PACK method. Development projects and some zones near current mining with wider-spaced drilling are modeled with the Inverse-Distance – Weighting method. A few projects with limited drilling use the Block-Polygon method.

- Probability Assigned Constrained Kriging (PACK) is a geostatistical method applied to most reserve areas at Jerritt Canyon. Detailed indicator and gold grade variography is developed for each zone or structural domain interpolated with the PACK method. In areas modeled by PACK in 2005, blocks within constraining wireframe solids and interpreted geologic plan-oriented strings are modeled separately from exterior blocks, using composites within the wireframes. Exterior blocks are interpolated in a separate pass using exterior samples. The percentage of model cells that reside within the wireframes is recorded and used for resource tabulation;

- Inverse-Distance Weighting (IDW): This method is used in several resource and reserve areas where drilling is too widely spaced to derive variography necessary for interpolation with the PACK method. In areas where lenticular mineralized bodies have been identified, a wireframe is constructed based on geologic and grade continuity. Similar to the PACK method described above, model cells interior and exterior to the wireframes are interpolated separately using only interior or exterior drillhole samples respectively. The percentage of model cells that reside within the wireframes is used for resource tabulation; and

- Block-Polygon: A method utilized in some of the resource areas where drill hole spacing is insufficient to conduct mine planning and reserve estimation. It employs a nearest neighbor two-dimensional search without constraining interpretive envelopes.

The PACK method consists of dividing the deposit into low-grade and high-grade probability zones and then estimating the gold grade within each of the zones separately. The methodology is summarized below:

1. The deposit is divided into geological or structural zones within which the geostatistical parameters are expected to be the same.

2. Low-grade and high-grade thresholds are chosen based on the cumulative frequency plots of the sample data. The typical low grade threshold is 0.03 opt and the high-grade threshold is typically 0.15 opt.

3. For each threshold, composites are assigned indicator values and indicator variograms are calculated from the composite indicators. The block indicator values are estimated by kriging. The block is designated as being within a low-grade envelope if the low-grade indicator is greater than 50% and the high-grade indicator is less than 50%. The block is considered high-grade if the high-grade indicator is greater than 50%.

4. The composites are back-coded from the model as being low-grade or high-grade, and variograms are calculated for both classes.

5. Gold grades are estimated for the high-grade blocks using only composites within the high-grade envelope, and likewise, gold grades are estimated for the low-grade blocks using only composites within the low-grade envelope.

Refer to the 15.1.4.1 below for a listing of resource estimation methods by project.

Table 15.1.4.1: Jerritt Canyon Resource Estimation Methods by Project

Deposit/Area	Interpolation Method
Mine Areas	PACK
Murray	PACK
Murray Zone 9	PACK - IDW
SSX	PACK
Smith	PACK
Smith East	IDW – PACK
Saval	IDW - PACK
Starvation	IDW
Wright Window	PACK – IDW
Resource Areas	
Burns Basin Pit	IDW
California Mtn. Pit (Next)	POLYGONAL
Coyote Zone 10 Pit	IDW
Pie Creek Pit	IDW
Road Canyon Pit	IDW
Mill Creek	IDW
Burns Basin	IDW
California Mtn.	POLYGONAL
Coyote Zone 10	IDW
MCE	PACK
Waterpipe II	POLYGONAL
West Mahala	POLYGONAL
Winters Creek	IDW

Most of the reserve and resource areas are built with 15 x 15 x 15 foot blocks, with the exception of the Murray mine where 5 x 5 x 15 foot blocks are used. Starting in 2005, production models using a block size of 5 x 5 x 5 feet were utilized at the Steer mine and portions of the SSX and Smith mines in order to better delineate ore boundaries, and thus reduce dilution. Although these smaller blocks are used, the geologic/grade shapes are drawn to at least the smallest practical mining units (SMU), usually at least 15 x 15 x 15 foot in size. For resource reporting conformity at the resolution of the 15 x 15 x 15 foot SMU, the production models are re-blocked to the 15 foot matrix prior to reporting. As expected, the result of the re-blocking of the 5 foot blocks into 15 foot blocks shows similar contained ounces for zones at lower grades while there is increase in tonnage and decrease in grade at higher mining-grade cutoffs.

15.1.5 Variography

SRK visually examined selected low-grade and high-grade indicator variograms which show reasonable continuity over distances often exceeding 100 feet. The gold grade variograms show shorter ranges, as would be expected since the samples are limited to grades between 0.030 opt and 0.150 opt in the case of the low-grade samples and greater than 0.150 opt in the case of high-grade samples. The continuity of mineralization should therefore be interpreted from the indicator variograms. Appendix C contains indicator and grade variograms for Smith Zone 4 (Mahala and East Mahala).

15.1.6 Definition of Resource Categories

For resource classification, blocks must lie within interpreted wireframes or grade shells as described in Section 15.1.1 and have demonstrated continuity of ore-tenor material (>0.15 opt Au) over multiple drillhole intercepts to be considered as Measured or Indicated resources. Measured classification requires a minimum of three drillholes, the nearest composite within 20 feet, and mining history in the immediate area. Indicated classification requires that the nearest composite be within 2/3 of the variogram range. Blocks with a distance between drillholes greater than 2/3 of the variogram range are classified as Inferred. All blocks outside interpreted wireframe shapes or plan strings are considered to be Inferred resources.

SRK finds that the resource and reserve models developed by Jerritt Canyon conform to the definitions set forth in National Instrument NI 43-101 in Sections 1.3 and 1.4 which classify the resource into measured, indicated, and inferred categories. The standards applied by Jerritt Canyon conform to the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council August 20, 2000.

15.1.7 Mineral Resource Checks

SRK imported the Jerritt Canyon block models into Vulcan software and conducted a series of checks to reconcile the stated resource tons and grade with the actual block model grades and wireframes and grade shells. SRK also visually compared the block model grades against drillhole assay data.

SRK considers that the Jerritt Canyon block models have been constructed in compliance with accepted engineering practice and can be considered reasonable global predictors of resources within the modeled areas.

15.1.8 Mineral Resource Statement

The Jerritt Canyon mine resources, including reserves, as of December 2005 are listed in Table 15.1.8.1. The resources are contained within areas where mining is currently taking place or where mining is reasonably expected to take place in the future. The metal ounces are on a contained basis without adjustment for process recoveries.

Table 15.1.8.1: Jerritt Canyon Mineral Resources, Including Reserves - December 31, 2005

	Measured			Indicated			Measured + Indicated			Inferred		
Deposit/Area	Tons	oz/st	Cont'd oz	Tons	oz/st	Cont'd oz	Tons	oz/st	Cont'd oz	Tons	oz/st	Cont'd oz
MURRAY	560.2	0.294	164.7	18.2	0.322	5.9	578.4	0.295	170.6	105.6	0.226	23.9
MURRAY ZONE 9	-	-	-	210.9	0.277	58.5	210.9	0.277	58.5	61.6	0.209	12.9
SSX	1,830.4	0.278	508.6	767.1	0.267	205.0	2,597.5	0.275	713.6	1,052.2	0.232	244.1
SMITH	636.5	0.290	184.7	236.5	0.299	70.7	873.0	0.292	255.4	552.1	0.237	130.7
SMITH EAST	-	-	-	990.4	0.275	272.2	990.4	0.275	272.2	124.9	0.244	30.4
SAVAL	-	-	-	460.5	0.245	112.9	460.5	0.245	112.9	270.0	0.245	66.2
STARVATION	-	-	-	676.4	0.282	190.7	676.4	0.282	190.7	51.4	0.308	15.8
WRIGHT WINDOW	-	-	-	97.8	0.156	15.2	97.8	0.156	15.2	19.0	0.229	4.3
Subtotal	**3,027.1**	**0.283**	**858.0**	**3,457.7**	**0.269**	**931.1**	**6,484.9**	**0.276**	**1,789.1**	**2,236.8**	**0.236**	**528.4**
Stockpiles	67.5	0.174	11.7	1,175.3	0.059	69.2	1,242.8	0.065	80.9	0.0	-	0.0
Pit Resources												
Burns Basin Pit	-	-	-	29.7	0.134	4.0	29.7	0.134	4.0	-	-	-
California Mtn. Pit (NEXT)	-	-	-	8.0	0.115	0.9	8.0	0.115	0.9	-	-	-
Coyote Zone 10 Pit	-	-	-	0.0		0.0	0.0		0.0	20.1	0.104	2.1
Pie Creek Pit	-	-	-	190.2	0.157	29.9	190.2	0.157	29.9	28.3	0.142	4.0
Road Canyon Pit	-	-	-	148.6	0.143	21.2	148.6	0.143	21.2	74.3	0.131	9.7
Mill Creek				78.4	0.124	9.7	78.4	0.124	9.7	-	-	-
U/G Resources												
Burns Basin	-	-	-	30.7	0.194	6.0	30.7	0.194	6.0	50.6	0.228	11.5
California Mtn.	-	-	-	32.1	0.377	12.1	32.1	0.377	12.1	9.4	0.330	3.1
Coyote Zone 10	-	-	-	45.2	0.212	9.6	45.2	0.212	9.6	2.7	0.184	0.5
MCE	-	-	-	4.4	0.201	0.9	4.4	0.201	0.9	7.8	0.189	1.5
Waterpipe II	-	-	-	0.0		0.0	0.0		0.0	37.4	0.206	7.7
West Mahala	-	-	-	368.1	0.224	82.5	368.1	0.224	82.5	141.9	0.209	29.6
Winters Creek	-	-	-	148.9	0.218	32.5	148.9	0.218	32.5	37.2	0.199	7.4
Total	**3,094.6**	**0.281**	**869.7**	**5,717.4**	**0.212**	**1,209.4**	**8,812.0**	**0.236**	**2,079.1**	**2,646.5**	**0.229**	**605.6**

15.1.9 Other Resource Constraints

SRK is not aware of any possible adverse or unusual restrictions on mining resulting from legal or title issues, taxation, socio-economic, or other issues that would affect the Jerritt Canyon operation. The mine has the permits necessary for operation.

15.2 Mineral Reserve Estimate

Essentially all of the current reserves at Jerritt Canyon are contained in deposits being developed and mined by underground methods. The exceptions include Wright Window which is planned as an open pit operation, Starvation Canyon which is a new underground reserve area, and the stockpiles reposing at the mine portals or remaining from earlier open pit extraction.

The previous sections describe the approach in evaluating mineralized boundaries and estimating gold grades within the overall resource envelope. In order to determine the portion of the Measured and Indicated resources that would qualify for Proven and Probable reserve status, it is necessary to configure the Measured and Indicated resources into mineable shapes for the selected mining method, and then apply economic tests for establishing validity that the reserve blocks will, indeed, show positive economics.

The economic exercise is normally accomplished by calculating a breakeven cutoff grade, stated in ounces of gold per ton (oz Au/ton), which equates the total operating costs at the property with gold recovery from the process plant, and the expected return from gold sales. Total costs include mining, processing, assessed charges, and site administrative costs. Process recovery has been relatively constant over several years of operations, and this value is projected at 87.0% going forward. Revenues reflect an average gold price experienced during the previous three years, after subtraction of refining charges and royalties.

The objective of this analysis is to derive a minimum gold grade in the ground that will just recoup the costs of production. Material not meeting this hurdle remains a resource, while blocks exceeding the minimum will be in the mining plan and will be extracted over time. It can be appreciated that the average grade of material mined and processed will be in excess of the minimum grade; thus these blocks will cover all variable production costs and will contribute toward fixed charges and profitability.

Incremental cutoff grades are sometimes employed where certain costs have already been expended (sunk costs), and the block now must cover only the remaining down-stream charges. An example is mineralized material which has been taken from underground and placed in stockpiles at a mine portal for assaying. Now that the drilling, blasting, loading and underground haulage have been expended, it may be possible that the rock contains sufficient gold to pay for surface hauling to the process plant, and the process costs as well, rather than being carried to a waste dump for disposal. An incremental cutoff grade calculation at this point will be lower than a breakeven grade, but this material should provide a marginal contribution to the operation as a whole.

The accepted formula for calculating a breakeven cutoff grade is given below:

$$\text{Breakeven Cutoff grade} = \frac{\text{Total Costs of Production}}{(\text{Gold Price} - \text{Deducts}) \times \text{Process Recovery}}$$

Breakeven cutoff grades were calculated for each mine or material source and compared to those determined by Jerritt Canyon personnel. The costs figures are averages obtained for the entire year of

2005, with a modification for expected processing costs in the coming years. Process charges in the future assume full throughput for the plant using two roasters, rather than the single-roaster scenario that was proposed in the Redevelopment Plan last August. There are two reasons for the assumption: the increasingly-high gold price allows management to process material that earlier would have been considered too low a grade to be profitable, and Queenstake has recently concluded an agreement to purchase 500,000 tons of ore per year from a local mining company, which will bring the mill to full capacity. Because management will be working both roasters in any event (thereby reducing plant operating costs/ton), the benefits of this approach have been imputed in cutoff grade calculations.

The following parameters, shown in table 15.2.1, have been used in determining the various cutoff grades. Excluded from costs are the district-wide exploration expenses and capitalized development charges.

Table 15.2.1: Jerritt Canyon Cutoff Grades Parameters

Gold Price **Plant Recovery** **Refining Charges**	**$410/oz** **87%** **$0.56/oz**
Total Production Costs, Including Processing, $/ton	
SSX	$67.95
Murray	$71.53
Starvation	$77.88
Smith, wet	$92.03
Smith, dry	$74.46
Saval 4	$50.16
Wright Window	$33.23
Stockpiles	$21.45

Equating these parameters by the formula shown above, cutoff grades for the various sources of material can be calculated. These are presented in Table 15.2.2 below:

Table 15.2.2: Jerritt Canyon Cutoff Grades (December 2005)

Material Source	**SRK Breakeven Cutoff, opt Au**
Stockpile Direct	0.08
Stockpile Screened	0.06
Wright Window	0.09
Starvation Canyon	0.22
Smith, dry	0.21
Smith, wet	0.26
Saval 4	0.14
SSX Complex	0.19
Murray	0.20

Production from the low-grade stockpiles can be either upgraded by screening and collection of the fines, or may be delivered to the processing plant in bulk. Because the mill will be operating at full capacity with the combination of Jerritt Canyon ore and purchased ore, the stockpiles will continue to be upgraded by screening.

In addition to the economic justification for the resource, factors for mining dilution and recovery need to be considered before the final mineral reserve statement is issued. At he Jerritt Canyon mines, where the ore is present as irregular pods, and the mining methods are typically sublevel or drift-and-fill stoping, any mining dilution occurs at the fringes of the ore pods or lenses. Within the pods, slices or drifts are extracted and then backfilled with cemented waste material. When the backfill has consolidated, the ore between the primary stopes or drifts is then extracted. In the primary cuts, the interior stope boundaries are surrounded by ore, so little dilution results. Within the secondary cuts, the walls and/or back are cemented backfill, which is stronger than the ore or enclosing rocks, and thus little dilution takes place. It is primarily on the fringes of the individual ore bodies that dilution occurs, with the amount also being dependent upon the mining method. Jerritt Canyon engineers have developed a matrix for the different dilution factors based on experience with the various mining methods, and these are applied in calculating mineral reserves. All dilution material is applied at zero opt.

Table 15.2.3 presents historical and projected dilution factors for the underground operations. Wright Window will be a surface mine, and dilution should be minimal because of the ability to selectively mine based on blast hole analyses. Backfilled stopes were accessed during SRK's site visit at the Smith mine and were found to be competent over substantial vertical heights. This situation allows the operation to recover nearly all the identified ore-grade material.

Table 15.2.3: Jerritt Canyon Dilution Factors

	Mining Method		
Mine*	**Rock Drift-and-Fill**	**Secondary Stope Drift-and-Fill**	**Sublevel Stoping**
SSX Complex	6	6	3
Murray	5	3	10
Smith	12	5	7
Saval 4 (projected)	6	6	3

* No dilution has been calculated for Starvation Canyon, but it is expected to be similar to SSX at the present time.

Mineral reserves are listed in Table 15.2.3, using the respective cutoff grades for each individual mine. It should be noted that the gold price of $410 per ounce is an approximate average of prices published during the past three-year period; i.e., from 2003 through 2005. During this time the price was on an upward trend and certainly the cutoff grades shown in Table 15.2.2 are high (conservative) as compared to those that would be calculated using more recent values. Figure 15-1 shows that the December 2005 price, for example, was $110 per /ounce higher than the three-year average, and thus operational decisions based on short-term prices will allow more material to be recovered and sold at a profit than indicated in the reserve table.

Table 15.2.4: Jerritt Canyon Reserves – December 31, 2005

	Proven			Probable			Total		
Mine	ktons	oz/st	Cont'd koz	ktons	oz/st	Cont'd koz	ktons	oz/st	Cont'd koz
Murray	108.7	0.244	26.5	134.7	0.273	36.8	243.3	0.260	63.3
Smith	210.3	0.320	67.2	738.8	0.278	205.5	949.1	0.287	272.7
SSX	824.9	0.250	206.3	508.5	0.238	121.0	1,333.3	0.245	327.3
Saval IV	0.0	-	0.0	104.4	0.233	24.3	104.4	0.233	24.3
Starvation	0.0	-	0.0	400.5	0.302	121.1	400.5	0.302	121.1
Wright Window	0.0	-	0.0	32.6	0.226	7.4	32.6	0.226	7.4
Sub Total	**1,143.8**	**0.262**	**300.0**	**1,919.5**	**0.269**	**516.1**	**3,063.3**	**0.266**	**816.1**
Stockpiles	**67.5**	**0.174**	**11.7**	**592.2**	**0.085**	**50.0**	**659.7**	**0.094**	**61.8**
Total	**1,211.3**	**0.257**	**311.7**	**2,511.7**	**0.225**	**566.2**	**3,723.0**	**0.236**	**877.9**

Figure 15-1: Historical Gold Prices since 1995, with Running Averages


London PM Gold Fix
$650
$625
$600
$575
$550
$525
$500
$475
$450
$425
$400
$375
$350
$325
$300
$275
$250
US$/Au-oz
PM Fix
12-mo Avg.
24-mo Avg.
36-mo Avg
48-mo Avg
60-mo Avg
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Year

16 Other Relevant Data & Information (Item 20)

SRK notes that Queenstake has signed an agreement to purchase ore from Newmont that will utilize the full capacity of the mill. The anticipated agreement is for two years with an option to continue an additional three years if Queenstake has excess capacity. The current life of mine plan extends into 2009, processing 950,000 tons per year of Jerritt Canyon ore and 500,000 tons per year of purchased ore.

Queenstake will continue to pursue an aggressive program of resource development in order to convert a large portion of the measured and indicated resources not in reserves into proven and probable reserves. Based on historic conversion rates and exploration success, SRK finds that there is a reasonable expectation of converting a portion of Jerritt Canyon's resources to reserves.

SRK is not aware of any relevant data or information not already presented in this report.

17 Additional Requirements for Development Properties (Item 25)

17.1 Mining Operation

Jerritt Canyon is an operating property with over 20 years of production experience, during which over seven million ounces of gold have been produced. The Jerritt Canyon mine complex consists of three operating underground mines located several miles west of the processing plant and administration facilities which are 50 miles north of Elko, Nevada (Figure 17-1).

All mines feed the same processing plant, with output from the underground operations and stockpiles totaling nearly 1.03 million tons during 2005. The producing properties, and their annual production rates, are given in Table 17.1.1:

Table 17.1.1: Jerritt Canyon 2005 Production

Property	Annual Production (tons)
SSX Complex	588,783
Murray Mine	146,884
Smith Mine	223,432
Low-Grade Stockpile	57,852
Mill Stockpile	8,391
Total	**1,025,342**

A restructuring of the operation plan (The Redevelopment Plan) cam into effect on August 1, 2006. The object of the new plan was to more closely align the mill throughput rate with a sustainable mining capacity. This resulted in the decision to operate one, of the two, roasters on an alternating basis. This did not entail the complete shutdown of a roaster, as both continue to be heated and are used on an alternating basis. The objective, of course, is to reduce operating costs substantially while still maintaining maximum capacity of the plant if required.

The full processing plant has the capability of treating approximately 4,200 tons/day. This rate was quite attainable when the feed derived mainly from open pit operations, but has been a significant surplus when accepting material from underground mines simply because the total mine output cannot attain this daily rate. As a supplement to direct mined ore, the process plant in previous years has been taking screened stockpile material left over from surface mining. This material carries a low grade, but the screening allows separation and collection of the fines which result in an upgrading of the material such that it pays for any downstream handling and processing.

During 2005 the plant processed an average of 3,050 tons per day, or just over 1.0 million tons for the year. Plant capacity is limited to some extent by the "fuel content" of the ore (principally contained pyrite) which tends to enhance temperatures in the roaster and so must be regulated carefully when this type of rock serves as feedstock. Blending of various mined products is practiced constantly to reduce deleterious impacts from rock types with high fuel content, high arsenic content, and so forth. Gold produced in 2005 was 204,091 ounces from 1,106,987 tons of mined ore and stockpile at a metallurgical recovery that averaged 86.5%. The tons match closely, grade is about 8% variance.

The mines reported production of 959,099 tons of ore, along with 448,260 waste tons in 2005. The daily ore production rate calculates at almost 2,670 tons for the complex at an average grade of 0.260 opt. These figures were slightly better than budgeted amounts of nearly 926,000 ore tons at a mined grade of 0.252 ounces/ton. Significant changes are in store for this coming year with the 500,000 tons of purchased in addition to the Jerritt Canyon ore. For 2006, mine management is forecasting a total mill throughput of 1.45 million tons, including 950,000 tons of Jerritt Canyon ore at a grade of 0.250 opt.

The mines are operated by trackless equipment. Electric drill jumbos are used in preparation for blasting, and front loaders excavate the broken material into diesel-driven Wagner or Tamrock underground mine trucks for hauling to a pad area outside the portals. Segregation of mined material is effected near the portals by placing the rock into several windrows; after dumping in a windrow the mine-truck operator collects a sample from his load for analysis. Assays from the laboratory then dictate whether that material is high-grade, low-grade, or waste; the latter is excavated and placed in a waste dump, whereas the two ore types may or may not be blended depending on analytical results, and taken to the process facility. Because of the distances from the several mine portals to the processing plant, large (150 ton) off-road haulers are used for surface ore transport. These haul roads appear to be well maintained, they are of adequate width for two-way traffic, and special effort is expended during the winter months to keep the roadways open from drifting snow.

Access to the underground mines is through portals, with internal ramps maintained at grades of 12% to 15%. Typical openings measure 15 x 15 feet in cross section, although consideration is now being given to reducing some drifts to 10 x 12 feet in size to allow more selective mining and to reduce development costs. Ventilation is accomplished through the portal openings (intake air) and through a number of raise bores (exhaust air) six feet to eight feet in diameter that connect the underground workings to the surface. Certain of these raise bores also serve as emergency escapeways and are equipped with personnel capsules and hoisting equipment located on the surface.

Major mine openings are supported with bolts and mesh which seem to hold the back and ribs well. Ore is generally developed by drifting adjacent to the zone in more stable rock and then cross-cutting through the deposit at specified intervals. Drift-and-fill mining is practiced, with secondary openings either alongside a backfilled stope or underneath a previously-filled excavation. In the latter situation, cost savings are accomplished since the cemented fill does not require artificial support. Extraction of ore-grade material is near 100%, and mining dilution for the most part is confined to the stope fringes.

Each mine has its own batch plant located outside the mine portal. The backfill plants receive screened rock which is stored in bins adjacent to the fly-ash and cement tanks. These products are blended according to the backfill mix design, water is added, and the mixture placed into the underground ore haulage trucks for transport back into the mine stopes.

In addition to the backfill plant, the mines' surface structures generally include a large, well-equipped maintenance shop, mine dry, and mine office building. The most recent additions were the administration and shop buildings located at the Steer portal which were constructed in April, 2005.

At the time of the SRK mine visit, Jerritt Canyon had experienced 2.1 million man-hours without a lost-time accident. Thus the safety record at the property has been excellent.

17.2 Recoverability

Gold recovery in 2005 remained reasonably constant throughout the year and averaged 86.5% of contained metal delivered to the process plant. Data was recorded by month, as shown below in Table 17.2.1:

Table 17.2.1: Jerritt Canyon 2005 Gold Recovery by Month

Month	% Au Recovery
January	85.0
February	85.3
March	87.0
April	87.1
May	87.0
June	87.9
July	85.9
August	87.0
September	86.6
October	87.1
November	87.2
December	85.4
Average	**86.5**

The average for 2005 is typical of process recovery attained in prior years, and is expected to continue into 2006. SRK considers these figures are acceptable, given the deposit characteristics and the method of extraction.

17.3 Markets

Gold markets are mature, global markets with reputable smelters and refiners located throughout the world. Demand is presently high with prices for gold showing a remarkable increase during the past year-London PM Fix price averaged $557/ounce in March 2005.

Markets for doré are readily available. Jerritt Canyon ships its doré to the Johnson Matthey refinery in Salt Lake City, Utah.

17.4 Contracts

Jerritt Canyon has a few operational contracts in place at the present time. Certain exploration drilling activities are under contract, and subsequent to initiation of the Redevelopment Plan in August, 2005 the Company contracted with Dynatec, Inc. for the purposes of mine development. Dynatec has 28 personnel on site driving drifts and associated development work at the Steer mine, following recognition by management that this activity had not kept pace with production levels since acquisition of the property by Queenstake in June 2003. Discussions with senior administrative personnel indicated that Dynatec would be retained during 2006 until such time as the mine production rate could be maintained (in conjunction with low-grade stockpile feed) at a level to achieve full roaster capacity.

17.5 Environmental Considerations

Environmental management systems are in place and there is a qualified environmental staff on site. Various mitigation programs are in effect as required under the several plans of operations that have been filed and approved for the project. No unusual costs associated with any of these programs were identified.

The current closure cost estimate for Jerritt Canyon is approximately $30 million, assuming the work is accomplished by an in-house work force. The reclamation cost for the agency bond is somewhat higher at $34.8 million as calculated under the U.S. Forest Service bonding guidelines; this figure includes agency oversight and administration. Queenstake has a policy with the American Insurance Group (AIG) for a closure cost and cap insurance policy that has been accepted by the regulatory agencies to serve both to fund the physical reclamation and post-closure site management, and meet agency requirements for bonding.

During the site visit it was explained to SRK personnel that closure and reclamation will consist of the following actions:

- Open pits will be reclaimed by partially backfilling the pits with mine waste rock produced in the underground mining operations. Level areas in the pit bottom will be covered with fine-grained waste or growth medium and revegetated;
- Portals for the underground mines will be sealed by blasting, backflling or bulkheading. Raises extending to the surface will be backfilled. Regional groundwater levels are below the elevation of the mine portals or raises and so seepage from the mines is not anticipated;
- Waste rock dumps are to be left in a condition meeting slope stability requirements. Portions of the older dumps will be left with angle-of-repose sideslopes that are covered with durable non-acid generating rock. Other dumps will have final slopes of 2.5:1. Tops of the dumps will be graded to route surface water runoff away from dump slopes and will be revegetated;
- Haul roads and access roads not included in the final site access requirements will be regarded to conform to the original ground contours and revegetated. Some roads will remain, but these have not been fully identified at the present time;
- Sediment control structures will be reclaimed by breaching ponds and basins after sediment and erosion control issues are identified;
- The tailings impoundment will be reclaimed by first allowing free water on the pond surface to evaporate, the tailing surface will be allowed to dry so that earth-moving equipment can operate, and up to four feet of base and growth medium will be placed for revegetation purposes. Underdrain seepage is expected to continue for some time, and this will be collected and applied on the revegetated surface to assist in establishing plant growth;
- Spent heap leach materials from a leach pad adjacent to the tailings impoundment will be excavated and placed as fill for grading the tailings pile;
- Solution ponds associated with the heap leach pad and the processing plant will be reclaimed by disposing the contained sludge in the tailings impoundment prior to its reclamation. Pond liners will be folded into the ponds and backfilled. Growth medium will be placed over the backfilled ponds and revegetated; and

- Buildings and structures will be dismantled to the level of their foundations and either salvaged or taken to an approved landfill. Process piping is to be rinsed and neutralized.

As the mine progresses to closure at some point, the overall detail of the reclamation plan will likely require refinement. The overall closure plan is considered by SRK to follow proven and accepted industry practices.

17.6 Taxes

Queenstake controls more than 100 square miles of ground encompassing the mine area proper and surrounding acreage. The bulk of this is in the form of contiguous unpatented mining claims which are held in force by production from the mining activities. No production royalties are paid for gold deriving from these claims.

Some property is leased from landowners in the region, and a royalty is paid on production from these lands. In the future this amount will average approximately $600,000 annually.

Nevada does not apply a corporate income tax. Income tax is levied on the federal level. There is a modest sliding scale tax rate generally applicable to smaller operations, but given the size of the Jerritt Canyon activities, the rate is 34.5% of net income after all deductions have been taken. Queenstake has, in total, suffered a loss since acquiring Jerritt Canyon in mid-2003, and so no federal income taxes have been assessed.

Property taxes are assessed annually by Elko County on real estate and personal property controlled by Queenstake. At the time of SRK's site visit, it appeared that the amount was $237,000 for the current year.

A sales tax rate of 6.5% is applied to all purchases within Elko County, and the state levies a 0.63% tax on gross incomes paid, less credits for certain health benefits for the workers.

17.7 Capital and Operating Cost Estimates

Jerritt Canyon is forecasting an expenditure of $34.2 million over the coming four-year period for mine-related capital items. These include the categories of: equipment, underground development, capitalized drilling, and mine facilities. The largest expenditure outlays will be for mine development at $19.7 million. Sustaining capital costs for the ore processing plant is budgeted at $5.4 million for upgrades to existing facilities. Sustaining capital costs for surface services is budgeted at $1.5 million. The major of this is scheduled for road equipment expenditures. G&A sustaining capital at Jerritt Canyon is typically for the replacement of light vehicles and office equipment. The budgeted G&A sustaining capital is $1.2 million. A breakdown by property is given in Table 17.7.1.

Table 17.7.1: Jerritt Canyon Capital Expenditures for LoM ($000's)

Cost Center	Murray	SSX Complex	Saval 4	Smith	Starvation Canyon	Wright Window	Total
Equipment	0.0	0.0	0.0	0.0	3,580.5	0.0	**3,580.5**
Mine Development	1,899.7	3,974.5	1,160.4	9,432.4	3,206.4	0.0	**19,673.4**
Mine Facilities	250.0	0.0	0.0	0.0	2,531.3	70.0	**2,851.3**
Process							**5,400.0**
Surface services							**1,500.0**
Administration							**1,200.0**
Total	**$2,149.7**	**$3,974.5**	**$1,160.4**	**$9,432.4**	**$9,318.2**	**$70.0**	**$34,205.2**

The operating costs per ton of ore for processing have steadily increased over the last 5 years from $15.67 in 2001 to $23.97 in 2005, primarily as a function of the production throughput and energy costs. Of this total, approximately 75% is for operations and 25% is for maintenance.

As previously noted, the budgeted processing costs for 2006 will decrease to about $20.15 per ton of ore, primarily as a result of the treatment of 500,000 tons of Newmont ores in addition to the Queenstake ores. This will increase the total processing plant throughput to near full capacity reducing its fixed cost component on a per ton basis. SRK has reviewed the projected 2006 processing costs and found them to be well founded and achievable for the forecast production tonnages.

The anticipated operating cost for the next four years is $63.38 per ton of ore as shown in table 17.7.2. The lowest per-ton costs are associated with the direct and screened stockpiles, since these sources do not bear future mining charges nor assigned royalty payments. Wright Window is a small area that will be surface mined, and so the unit costs are significantly less than for an underground operation. The remaining sources of feed material derive from underground and have varying estimated costs depending largely on ground conditions and the need to backfill for support. The highest-cost mining occurs in the wet portion of the Smith mine; this carries a substantial amount of water that needs to be pumped.

Table 17.7.2: Jerritt Canyon Operating Costs for LoM Per Ton of Ore

Description	LoM Value
Mining	$20.87
Backfill	$6.32
Expensed Waste	$6.47
Surface Services	$4.70
Processing	$20.15
Site Administration	$5.02
Total	**$63.38**

17.8 Economic Analysis

SRK has reviewed the internal life-of-mine ("LoM") technical and financial model prepared by Queenstake for Jerritt Canyon Mine. The mine has been operating for several years and the financial projection indicates a positive cash flow throughout the remaining life of the mine.

The LoM plan, technical and economic projections in the LoM model include forward looking statements that are not historical facts and are required in accordance with the reporting requirements of the OSC. These forward looking statements are estimates and involve risks and uncertainties that could cause actual results to differ materially.

17.8.1 LoM Plan and Economics

The SRK LoM plan and economics are based on the following:

- Reserves of 3.7 million tons at an average grade of 0.236 oz-Au/ton, containing a total of 878 koz of gold;
- A mine life of 4 years from 6 mines and various stockpiles, at a total average rate of 930 ktons per year;
- An overall average metallurgical recovery rate of 87%, producing 764 koz of gold over the LoM;
- A cash operating cost of $312/Au-oz, or $64.01/ore-ton; and
- Total capital costs of $34.2 million being comprised of $3.6 million for mine equipment, $19.7 million for capitalized development, and $2.9 million for facilities, and sustaining capital of $8.1 million for process, administration, and surface services. Salvage value at the end of the mine life is $10.7 million.

The base case economic analysis results, shown in Table 17.8.1, indicate an after-tax net present value of $53.4 million at a 7.5% discount rate.

Table 17.8.1: LoM Economic Results

Description		LoM Value
Ore		
Ore Milled		3,723kt
Gold Grade		0.236opt
Contained Gold		878koz
Process Recovery (average)		87%
Recovered Gold		764koz
Gross Income ($000's)		
	Market Price $410/oz	
Gold Sales		$329,133
Gross Revenue		**$329,133**
Refining & Sales		($430)
Net Smelter Return		**$328,703**
Royalties		($1,918)
Gross Income From Mining		**$326,786**
Operating & Capital Cost ($000's)		
Mining		($77,701)
Backfill		($23,528)
Expensed Waste		($24,102)
Surface Services		($17,492)
Processing		($74,460)
Site Administration		($18,674)
Operating Costs		**($235,957)**
	Cash Cost ($/oz) $312.02/oz	
	Cash Cost ($/t-ore) $64.01/t	
Cash Operating Margin (EBITDA)		**$90,508**
	($/oz) $118.51/oz	
	($/t-ore) $24.31/t	
Capital Cost net of Salvage ($000's)		
Equipment		($3,581)
Capitalized Development		($19,673)
Facilities		($2,851)
Process Capital (sustaining)		(5,400)
Surface Services		(1,500)
Administration		(1,200)
Salvage		10,695
Capital Costs		**($23,511)**
Cash Flow	**($NPV_{0.0\%}$)**	**$66,998**
	($NPV_{7.5\%}$)	**$53,376**

17.8.2 Project Sensitivity

Sensitivity analysis for key economic parameters are shown in Table 17.8.2. This analysis suggests that the project is most sensitive to market price and metallurgical recovery. Being a mature operating mine, the project is least sensitive to ongoing capital costs.

Table 17.8.2: Project Sensitivity ($NPV_{7.5\%}$, $000's)

Description	-10%	-5%	Base Case	+5%	+10%
Market Price	26,983	40,180	**53,376**	66,573	79,769
Metallurgical Recovery	27,179	40,278	**53,376**	66,475	79,574
Operating Costs	73,373	63,374	**53,376**	43,378	33,380
Capital Costs	55,555	54,465	**53,376**	52,287	51,198

17.9 Mine Life

The expected life of the Jerritt Canyon operation is nearly four years, based on exploration to date, the current processing rate, and reported proven and probable reserves as of December 31, 2005. The Company controls a large land position in the immediate area and it is expected that future exploration will continue to convert certain resources to a reserve category over time.



360000
380000
400000
420000
440000
2440000
2420000
2400000
2380000
2360000
Winters Creek
MCE
WRIGHT WINDOW
Coyote
MURRAY
MILL SITE
SAVAL
Cal. Mtn.
SMITH MINE
SSX MINE
W. Mahala
Mill Creek
Burns Basin
Road Canyon
Pie Creek
Water Pipe
STARVATION
N
Reserve Area
Property November 2005
0 4,000 8,000 16,000 24,000 Feet

SRK Consulting
Engineers and Scientists
Denver, Colorado

SRK JOB NO.: 149203

FILE NAME: Fig 17-1.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

GENERAL LOCATION MAP OF THE JERRITT CANYON DISTRICT SHOWING RESERVE AND RESOURCE AREAS AND MILL SITE

DATE:	APPROVED:	FIGURE:
April, 2006	AK	17-1

18 Interpretation & Conclusions (Item 21)

SRK considers the Jerritt Canyon mine to be a relatively low-risk project for the next four years during which the current reserves will be exhausted. Beyond 2009, the operation will depend on its ability to replace mined-out reserves by timely conversion of resources to reserves or new discoveries.

Jerritt Canyon has been able to replace the tons and ounces mined throughout Queenstake's tenure. It appears that this trend will continue in 2006 and beyond.

19 Recommendations (Item 22)

Queenstake has been conducting aggressive resource and reserve development programs throughout its ownership of Jerritt Canyon. In the past two years, the mill has not been operating at capacity, but with the agreement with Newmont to purchase ore over the next two years, with an option to extend the agreement for an additional three years, the mill will be running at full capacity. The operation now has amine life of nearly four years, with the addition of the purchased ore.

SRK has the following recommendations:

- Continue exploration drilling with the target of locating new areas of resource and reserve;
- Try to maximize stockpile haulage to the mill during the non-winter seasons;
- Continue to work on the mine to mill reconciliation in respect to tons and grade. The staff at Jerritt Canyon has indicated that this will be one of their objectives in 2006; and
- Continue to develop ways to minimize the amount of moisture in the ore that enters the plant. The moisture typically comes from internal mine water, and seasonally from water that enters the stockpiles at the mines and mill.

20 References (Item 23)

Queenstake Resources Ltd. (2005) *Jerritt Canyon Mine, Monthly Cost Statements and Operating Reports, 2005 Reports, Queenstake Staff*

Queenstake Resources Ltd. *Jerritt Canyon Mine, 2006 budget, Queenstake Staff*

Pincock, Allen & Holt (June 2003) *Jerritt Canyon Mine, Elko County, Nevada, Technical Report,* Pincock, Allen & Holt.

Pincock, Allen & Holt (February 2004) *Jerritt Canyon Mine, Elko County, Nevada, Technical Report*

Pincock, Allen & Holt (February 2005) *Jerritt Canyon Mine, Elko County, Nevada, Technical Report*

R. Eliason *T. Wilton Relation of Gold Mineralization to Structure in the Jerritt Canyon Mining District, Nevada, May 2005*

Queenstake Resources Ltd. (2006) *Queenstake's 4th Quarter and 2005 Production Consistent with Plan, Press Release,* March 30, 2006 Press Release

Queenstake Resources Ltd. (2006) *Queenstake Announces $10 Million Private Placement from Newmont,* March 30, 2006 Press Release

21 Glossary

21.1 Mineral Resources & Reserves

Mineral Resources

The mineral resources and mineral reserves have been classified according to the "CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines" (August, 2000). Accordingly, the Resources have been classified as Measured, Indicated or Inferred and the Reserves have been classified as Proven and Probable based on the Measured and Indicated Resources as defined below.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A 'Probable Mineral Reserve' is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.

This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A 'Proven Mineral Reserve' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

21.2 Glossary

Assay: The chemical analysis of mineral samples to determine the metal content.

Capital Expenditure: All other expenditures not classified as operating costs.

Composite: Combining more than one sample result to give an average result over a larger distance.

Concentrate: A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

Crushing: Initial process of reducing ore particle size to render it more amenable for further processing.

Cutoff Grade (CoG): The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.

Dilution: Waste, which is unavoidably mined with ore.

Dip: Angle of inclination of a geological feature/rock from the horizontal.

Fault: The surface of a fracture along which movement has occurred.

Footwall: The underlying side of an orebody or stope.

Gangue: Non-valuable components of the ore.

Grade: The measure of concentration of gold within mineralized rock.

Hangingwall: The overlying side of an orebody or slope.

Haulage: A horizontal underground excavation which is used to transport mined ore.

Igneous: Primary crystalline rock formed by the solidification of magma.

Kriging: An interpolation method of assigning values from samples to blocks that minimizes the estimation error.

Level: Horizontal tunnel the primary purpose is the transportation of personnel and materials.

Lithological: Geological description pertaining to different rock types.

LoM Plans: Life-of-Mine plans.

Material Properties: Mine properties.

Milling: A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

Mineral/Mining Lease: A lease area for which mineral rights are held.

Mining Assets: The Material Properties and Significant Exploration Properties.

Ongoing Capital: Capital estimates of a routine nature, which is necessary for sustaining operations.

Ore Reserve: See Mineral Reserve.

Pillar: Rock left behind to help support the excavations in an underground mine.

Sedimentary: Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.

Sill: A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.

Stope: Underground void created by mining.

Stratigraphy: The study of stratified rocks in terms of time and space.

Strike: Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.

Sulfide: A sulfur bearing mineral.

Tailings: Finely ground waste rock from which valuable minerals or metals have been extracted.

Thickening: The process of concentrating solid particles in suspension.

Total Expenditure: All expenditures including those of an operating and capital nature.

Variogram: A statistical representation of the characteristics (usually grade).

Abbreviations

The imperial system has been used throughout this report unless otherwise stated. All currency is in U.S. dollars. Market prices are reported in US$ per troy oz of gold. Tons are imperial containing 2,000 pounds. The following abbreviations are used in this report.

Abbreviation	Unit or Term
AA	atomic absorption
Ag	silver
Au	gold
°C	degrees Celsius
CIL	carbon-in-leach
FA	fire assay
ft	foot (feet)
g	gram
koz	thousand troy ounce
ktons	thousand tons
lb	pound
LoM	Life of mine
QA/QC	Quality Assurance/Quality Control
RC	reverse circulation drilling
RQD	rock quality description
SG	specific gravity

Appendix A

Certificate and Consent Forms

SRK Consulting
Engineers and Scientists

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947

Certificate of AUTHOR

I, Landy A. Stinnett, do hereby certify that:

1. I am an Associate Mining Engineer of:

   SRK Consulting (US), Inc.
   7175 W. Jefferson Avenue
   Lakewood, CO USA 80235

2. I graduated with a bachelor of science degree in Geological Engineering from the South Dakota School of Mines in 1959, and with a master of science degree in Geological Engineering from the same college in 1963; additionally, I obtained a master of science degree in Mining Engineering from the University of Minnesota in 1967.

3. I am a member of the Society of Mining Engineers. I am a registered professional engineer in Colorado and three other states, a registered professional geologist in Idaho, and a certified general appraiser in Colorado. Also I hold designation as an accredited senior appraiser in mines and quarries with the American Society of Appraisers.

4. I have worked as an engineer or minerals appraiser for a total of 43 years since my graduation.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the overall preparation of the NI 43-101 document entitled "Technical Report, Jerritt Canyon Mine, Elko County, Nevada", dated April 2006, (the "Technical Report") relating to Queenstake Resources Ltd's gold properties in Nevada. Three of my colleagues and I visited the properties in late January 2006.

7. Within the past three years I have not had prior involvement with the properties that are the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose would make the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in the compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 14th Day of April, 2006.

Signature of Qualified Person

Landy Stinnett, P.E.


Professional Engineer
Date
WYOMING

Appendix B

QA/QC



Pulp Checks - Underground Drilling
y = 0.9814x
n = 1233
Chemex Au opt
Jerritt Canyon Au opt
0
0.2
0.4
0.6
0.8
1
1.2
1.4
1.6
1.8



Reject Checks - Underground Drilling
y = 0.9933x
n = 122
JERRITT CANYON
CHEMEX CHECKS
0
0.2
0.4
0.6
0.8
1
1.2


JERRITT CANYON Surface Drilling
STANDARDS VS TIME - 2005
HIGH (95)
LOW (173)
MEDIUM (185)
SAND (163)
AU Value
0.55
0.5
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
38353
38413
38473
38533
38593
38653
38713
DATE



JERRITT CANYON Underground Drilling
Standards Vs Time - 2005
HIGH 120
MEDIUM 481
LOW 524
SAND 341
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
1-Jan-05
2-Mar-05
1-May-05
30-Jun-05
29-Aug-05
28-Oct-05
27-Dec-05
25-Feb-06

Appendix C

Variography



Horiz Vert Error
45.00 0.00
Nugget 0.00400
Sill 0.02608
Range 100.043
DISTANCE
0.04
0.03
0.02
0.01
.000
0.0
50.0
100.0
150.0
200.0
GAMMA

SRK Consulting Engineers and Scientists Denver, Colorado	QUEENSTAKE RESOURCES, LTD. JERRITT CANYON MINE	HIGH-GRADE GOLD VARIOGRAM ZONE 4A SMITH
SRK JOB NO.: 149203 FILE NAME: Appendix1.dwg		DATE: April, 2006 · APPROVED: AK · FIGURE: Appendix C


DISTANCE
0.03
0.02
0.01
.0000
0.0
50.0
100.0
0.02376
GAMMA

Horiz	Vert		Error
136.00	-36.00	0.01	26.8

Nugget	0.01096
Sill	Range
0.02102	60.059

SRK Consulting
Engineers and Scientists
Denver, Colorado

SRK JOB NO.: 149203
FILE NAME: Appendix2.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

LOW-GRADE GOLD VARIOGRAM ZONE 4A SMITH

DATE: April, 2006
APPROVED: AK
FIGURE: Appendix C

Horiz	Vert	Error
45.00	0.00	
135.00	-30.00	
3D 1	Global	

Nugget	0.04111
Sill	Range
0.12321	100.568



DISTANCE
GAMMA
0.1
0.09630
.0000
0.0
50.0
100.0

SRK Consulting
Engineers and Scientists
Denver, Colorado

SRK JOB NO.: 149203
FILE NAME: Appendix3.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

HIGH-GRADE INDICATION VARIOGRAM ZONE 4A SMITH

DATE:	APPROVED:	FIGURE:
April, 2006	AK	Appendix C

Horiz	Vert	Error
40.00	0.00	
120.00	-30.00	
3D 1	Global	

Nugget	0.11024
Sill	Range
0.23637	200.529



DISTANCE
0.3
0.2
0.1
.000
0.0
50.0
100.0
150.0
200.0
250.0
300.0
350.0
0.2497
GAMMA

SRK Consulting
Engineers and Scientists
Denver, Colorado

SRK JOB NO.: 149203
FILE NAME: Appendix4.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

LOW-GRADE INDICATION VARIOGRAM ZONE 4A SMITH

DATE:	APPROVED:	FIGURE:
April, 2006	AK	Appendix C

Horiz	Vert	Error	%V
90.00	0.00	0.00	3.93

Nugget 0.04041
Sill Range
0.11530 60.620


DISTANCE
GAMMA
0.2
0.1
0.0000
0.111
0.0
50.0
100.0
150.0
200.0

SRK Consulting
Engineers and Scientists
Denver, Colorado

SRK JOB NO.: 149203
FILE NAME: Appendix5.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

HIGH-GRADE INDICATION VARIOGRAM ZONE 4 SMITH

DATE:	APPROVED:	FIGURE:
April, 2006	AK	Appendix C

Horiz	Vert	Error	%V
120.00	-30.00	0.01	2.39

Nugget 0.10121
Sill Range
0.20868 86.842


DISTANCE
0.3
0.2
0.1
0.0000
0.2234
GAMMA
0.0
50.0
100.0
150.0

SRK Consulting Engineers and Scientists Denver, Colorado	QUEENSTAKE RESOURCES, LTD.	LOW-GRADE INDICATION VARIOGRAM ZONE 4 SMITH
SRK JOB NO.: 149203	JERRITT CANYON MINE	DATE: April, 2006
FILE NAME: Appendix6.dwg		APPROVED: AK
		FIGURE: Appendix C

Horiz	Vert	Error	%V
90.00	-10.00	0.19	6.46

Nugget 0.29946

Sill	Range
2.95234	68.049



DISTANCE
5.0
4.0
3.0
2.0
1.0
0.0000
0.0
50.0
100.0
150.0
200.0
GAMMA

SRK Consulting
Engineer and Scientists
Denver, Colorado

SRK JOB NO.: 149203

FILE NAME: Appendix7.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

LOW-GRADE GOLD VARIOGRAM ZONE 4 SMITH

DATE:	APPROVED:	FIGURE:
April, 2006	AK	Appendix C



DISTANCE
3.0
2.0
1.0
0.0000
0.0
50.0
100.0
150.0
200.0
250.0
GAMMA

Horiz	Vert	Error	%V
100.00	0.00	0.10	6.40

Nugget 0.27479
Sill Range
1.60819 116.659

SRK Consulting
Engineers and Scientists
Denver, Colorado

SRK JOB NO.: 149203
FILE NAME: AppendixB.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

HIGH-GRADE GOLD VARIOGRAM ZONE 4 SMITH

DATE:	APPROVED:	FIGURE:
April, 2006	AK	Appendix C